Eaton Corporation
2003 Annual Report

Signs of Growth


ONLY

Progress

Read the signs. Follow Eaton. Watch us grow.

Eaton Corporation is a global diversified industrial manufacturer with 2003 sales of $8.1 billion that is a leader in fluid power systems; electrical power quality, distribution and control; automotive engine air management and powertrain controls for fuel economy; and intelligent drivetrain systems for fuel economy and safety in trucks. Eaton has 51,000 employees and sells products to customers in more than 100 countries. For more information, visit www.eaton.com.


Net sales
(Millions of dollars)
8,005 8,309 7,299 7,209 8,061
1999 2000 2001 2002 2003
Operating earnings per Common Share
(Dollars)
2.88 2.64 1.65 2.20 2.72
1999 2000 2001 2002 2003
Cash flow from operations
(Millions of dollars)
708 519 765 900 874
1999 2000 2001 2002 2003
Net-debt-to-total-capital ratio
(Percentage)
50.9 54.4 46.2 41.9 25.9
1999 2000 2001 2002 2003

Financial Highlights

	As reported		On an operating basis	
(Millions except for per share data)	2003	2002	2003	2002
Net sales	$8,061	$7,209	$8,061	$7,209
Income before income taxes	508	399	545	453
Net income	386	281	410	315
Net income per Common Share assuming dilution	$ 2.56	$ 1.96	$ 2.72	$ 2.20
Average number of Common Shares outstanding	150.5	143.4		
Cash dividends paid per Common Share	$ .92	$ .88		
Total assets	$8,223	$7,138		
Total debt	1,953	2,088		
Shareholders' equity	3,117	2,302		

Net income per Common Share, average number of Common Shares outstanding and cash dividends paid per Common Share have been restated to give effect to the two-for-one stock split effective February 23, 2004.

Results on an "Operating Basis" exclude the following items:

Pretax charges, primarily for restructuring and acquisition integration actions, of $37 in 2003 ($.16 per Common Share after-tax) and $72 in 2002 ($.33 per share after-tax).

A pretax gain related to the sale of a business of $18 in 2002 ($.09 per Common Share after-tax).



We believe that "doing business right" is the essence of good corporate governance and ethics, and a prerequisite for growth. It is all about a higher standard, one that is, in fact, the soul of any values-based enterprise. And it is the practical application of our company's values, ethics and beliefs that makes a real difference in how Eaton people conduct business and how we measure success.


PERFORM

To Our Shareholders:

Signs of Growth at Eaton

2003 was a very good year for Eaton, marked by a number of positive signs:

- Shareholders' equity exceeded $3 billion for the first time, and our all-in return to you, our shareholders, was 41.3 percent!
- Our revenues exceeded $8 billion.
- For the third consecutive year, our growth was significantly better than that of our end markets–$314 million in 2003.
- We achieved better-than-expected levels of profitability and return on assets.
- We continued to reap the benefits of several years of repositioning actions.

While each of these achievements is notable, perhaps the most exciting and fundamentally important accomplishment is that we have proven that Eaton can grow even when our end markets do not. Eaton wants to deliver exceptional results for shareholders, innovative and cost-effective solutions for customers, an outstanding workplace for employees, a great opportunity for suppliers, and enhancements to the communities in which we operate. Eaton is driven to achieve these goals regardless of where we find ourselves in the economic cycle.

Many of our markets have started to rebound. Although the weighted average growth of our end markets continued to decline during the first three quarters of the year, there was growth in the fourth quarter.

In view of our increasingly positive operating results, strengthened balance sheet and the improving outlook for our end markets, in January 2004 we announced a two-for-one stock split, a 12.5 percent increase in our quarterly dividend rate from $.48 per share to $.54 per share on a pre-split basis, and a plan to repurchase 2.1 million shares on a pre-split basis to offset the shares issued during 2003 from the exercise of stock options.

For industrial manufacturers, it feels like the economic clouds are lifting. And we believe the new Eaton–a diversified industrial enterprise united by the Eaton Business System–is capable of consistently outperforming our competition. We proved it during the past three years of contracting business conditions, and we will prove it in the emerging economic recovery as well.

To prompt and sustain growth, we have made significant changes over the past several years in the way we manage our enterprise. This includes a more balanced mix of businesses, a new and energized leadership team and aggressive implementation of the Eaton Business System.

Building upon the momentum of these value-creating changes, we confirmed and honed our Vision, Mission, Values and Ethics statements during 2003 because we believe that organizations without these commitments are prone to losing their way. As part of this, we also conducted refresher training on our Code of Ethics during the year for our 51,000 employees around the world.

While some organizations may regard statements of ethics and values as superfluous, we do not. One need only scan the corporate landscape to see countless examples of organizations that have wandered into the wasteland of poor values, reckless execution and the destruction of shareholder value.

We believe that "doing business right" is the essence of good corporate governance and ethics, and a prerequisite for growth. It is all about a higher standard, one that is, in fact, the soul of any values-based enterprise. And it is the practical application of our company's values, ethics and beliefs that makes a real difference in how Eaton people conduct business and how we measure success.

The way we manage our enterprise and our business activities is based on the following foundation elements of the Eaton Business System:

- **Vision**–To be the most admired company in our markets. We gauge our progress in three ways:
  - When customers say: "We want to do more business with Eaton."
  - When shareholders say: "Eaton is one of my best investments."
  - When employees say: "I am proud to be part of the Eaton team."
- **Mission**–To be our customers' best supplier, providing distinctive and highly valued products, services and solutions.
- **Commitment**–We care about how we get results and are committed to the highest principles as represented in:
  - Eaton's Code of Ethics
  - The Eaton Philosophy of Excellence Through People
  - Our concern for our communities and environment
- **Eaton as One Company**–We strengthen our overall enterprise and our individual businesses through our integrated operating company philosophy embodied in the Eaton Business System.

Eaton won numerous awards throughout the year that demonstrate a growing international recognition of our integrity and business excellence. From being named one of the Best 100 Places to Work in Brazil, to being named Clean Corporate Citizen in Michigan; as the recipient of the Business Excellence Award in the United Kingdom and the Innovation Award for Process Excellence through Lean Manufacturing in Canada; as Best Employee Friend, and Best Employee Team, selected by the Government of Shanghai Pudong New Area.

We appreciate such acknowledgements of our efforts, but are particularly gratified by the pride and sense of ownership felt by our own employees. It's apparent in the 96 percent response rate to the 2003 Eaton Employee Survey, an annual measure of employee engagement and manager effectiveness. And it shows in the survey's documentation of an improving level of employee confidence in the company's strategies and in a 17 percent increase in favorable responses to the statement, "I feel proud to work for Eaton." That's good news regarding our progress toward achieving our Vision.

Signs of Growth in Our Results

It's easy to understand why Eaton employees feel proud–all of us worked hard in 2003 to make a real difference in Eaton's performance. You can see the impact of everyone's efforts in these results:

- We successfully integrated our acquisitions of the Boston Weatherhead business of Dana Corporation, the aerospace circuit breaker product line of Mechanical Products Inc., the power systems business of Commonwealth Sprague Capacitor Inc. and the electrical division of Delta plc.
- We formed two important new joint ventures: Intelligent Switchgear Organization LLC with Caterpillar Inc. to provide a total systems approach for electric power generation, sales and service worldwide; and Eaton Fast Gear (Xi'an) Co., Ltd. with Shaanxi Fast Gear Co., Ltd. and Xiang Torch Investment Co., Ltd. to produce heavy-duty truck transmissions for the growing Chinese market.



- We delivered impressive balance sheet results. We lowered our inventory days-on-hand at year-end by three days and maintained our less fixed-capital-intensive business model. We also reduced debt by $135 million and improved our cash and short-term investments by $437 million, even while funding $252 million in acquisitions and joint ventures. In the past three years, in spite of weak economic conditions, we have reduced debt by nearly $1.1 billion, ending the year with a net-debt-to-total-capital ratio of 25.9 percent. And in 2003, we achieved our second highest level of cash flow from our operations.
- The all-in return to our shareholders of more than 41 percent meant that Eaton outperformed the Dow Jones Industrial and S&P 500 indices for the third year in a row. We believe this reflects a fundamental revaluation of our enterprise.

Signs of Growth Ahead

We enter 2004 feeling upbeat, anticipating improvement in our end markets around the world. We are confident that the new Eaton is well positioned to take full advantage of a global economic recovery and the revival of our markets.

Even though the capital goods markets are beginning to show increased strength, we are mindful of the lessons of the all-too-recent recession. You can be assured that we will maintain our focus on being cost competitive. That our capacity will be well attuned to the dynamics of the full business cycle. That we will target our innovation at the high-value opportunities of our customers. And that we will conduct our business according to the values that have always been a hallmark of our corporation.

2003 provides ample testimony to the energy, skills and creativity of the individuals who make this enterprise work. Eaton employees are the source of our success, and I extend my personal thanks to each member of our global Eaton team. All of us look forward to 2004 as another year when we will deliver continued growth and new achievements.

I also express my appreciation to all of our shareholders for your collective confidence in Eaton. Consistent with our Vision, we want to be your best investment and will work hard to meet or exceed your expectations in 2004.

Alexander M. Cutler

Alexander M. Cutler

Chairman and Chief Executive Officer




OPEN
TO THE
PUBLIC

We enter 2004 feeling upbeat, anticipating improvement in our end markets around the world. We are confident that the new Eaton is well positioned to take full advantage of a global economic recovery and the revival of our markets.


Superior
WALL ST
TRAFFIC
DOES NOT
ENGINE START
Achie






Change
Cambio

Exceed. Lead. Grow.

We have done what it takes to meet the challenges of a down economy. Now all the signs point to Eaton as ready and positioned for growth.

Our positive 2003 results are a clear indication that our operating strategy is working. At the heart of this strategy is the Eaton Business System, which has enabled us to:

- Outgrow our end markets through new products, superior customer service and strategic acquisitions.
- Maintain tight control over expenses and identify new sources of improved productivity.
- Improve how we utilize our assets and focus our capital investments.
- Strengthen our balance sheet by reducing working capital requirements and lowering capital expenditures.
- Aggressively resize the corporation, capturing the full benefits of our restructuring actions initiated in 2000, as well as our recent acquisitions.

But we know that spending money on growth does not necessarily create growth. With acquisitions, for example, the proof is in the integration and the ability to take full advantage of synergies.

We invested in Eaton during the year by acquiring and successfully integrating the electrical division of Delta plc and the power systems business of Commonwealth Sprague Capacitor Inc. These acquisitions, combined with two others completed towards the end of 2002, added more than $500 million in incremental sales to our 2003 revenues. They also enabled Eaton to expand its existing businesses and geographic footprint, and to enhance support to multinational customers. In the last 11 years, we have completed 51 acquisitions and 49 divestitures.

We are not done yet. Our primary target is to become recognized as one of the great, premier companies among the diversified industrials. To take this company from good to great, we intend to grow sales and earnings by 10 percent annually; increase our base profitability to 13 percent as measured by earnings before interest and taxes; reduce fixed capital intensity to less than 4 percent of sales; and decrease inventory by 25 percent.


ONE WAY




PROSPECT

Another Eaton innovation aimed at improving fuel economy and reducing emissions in heavy- and light-duty trucks, such as city transit buses and refuse vehicles, is Eaton's HLA system. This parallel hybrid hydraulic regenerative braking system employs Hydraulic Launch Assist technology to recover energy normally wasted as heat during braking and uses it to supplement the engine's power during acceleration. Preliminary tests have documented productivity improvements, fuel economy savings of 25 to 35 percent, and up to 70 percent longer brake life in light-duty trucks. Several commercial and government entities have expressed significant interest in the program. A development program is already in place with a major United States chassis maker.


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FRANKFURT
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BRUXELLES
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Innovate. Deliver. Grow.

Innovation is the lifeblood of Eaton. Here are some of our vital signs:

In 2003, FedEx Express selected Eaton to produce the hybrid electric powertrain for a low-emission hybrid vehicle that will decrease particulate emissions by 90 percent, reduce smog-causing emissions by 75 percent and increase fuel efficiency by 50 percent. FedEx Express purchased 20 trucks using Eaton's innovative hybrid electric technology, and will begin delivering cleaner air to its customers and the world in 2004 when the vehicles begin operation in four United States cities. The groundbreaking program, in coordination with the advocacy group Environmental Defense, has the potential to replace the 30,000 FedEx Express medium-duty trucks over the next 10 years.

Eaton is helping improve fuel economy in the light-truck arena as well by teaming up with General Motors on its first production application of Displacement on Demand (DOD), debuting on V-8 equipped versions of the 2005 Chevrolet TrailBlazer EXT and GMC Envoy XL and XUV. DOD improves fuel economy by using only half of the engine's cylinders in certain light-load driving conditions. The result is a 6 to 8 percent fuel economy improvement, without sacrificing towing capability. Eaton is providing the lifter oil manifold assembly and the switching roller lifters, which make the DOD concept work.

In retail, every square foot matters. To save space and sell more goods, major retail establishments are turning to Eaton. Our Integrated Facility System (IFS) helps reduce the area devoted to electrical distribution by integrating equipment such as panelboards and distribution switchboards into a single compact, space-saving unit. In addition to regaining valuable footage, our innovative system is designed and engineered to help reduce installation, maintenance and operational costs. Because Eaton's IFS is smaller, simpler and smarter, retailers are realizing electrical backroom space savings of up to 50 percent.

With recent contract awards from Goodrich Corporation and Lockheed Martin for the new F-35 Joint Strike Fighter aircraft, Eaton has established itself as the premier military high pressure hydraulic technology leader and one of the industry's leading hydraulic and electric power systems integrators. We were selected to provide various technologies on the platform, from the hydraulic power system to the fluid and electric conveyance systems on the landing gear. Taken together, the awards represent $1.7 billion in potential revenue over the life of the program.


AUTHORIZED
PERSONNEL ONLY
(R & D Staff)


USE BOTH LANES
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FOR
SERVICE
ENTER
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ENTRATH
2:09P
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THANK
YOU
Customers
Only
ect

Unite. Win. Grow.

Joining forces for competitive advantage is a time-honored tradition. Creative business partnerships, like those formed by Eaton, are a sign of the times.

In 2003, Eaton established a joint venture with Caterpillar to provide customers with a single source for reliable electric power generation solutions. Eaton owns 51 percent of the joint venture, which operates under the name Intelligent Switchgear Organization LLC, with Caterpillar owning the remaining 49 percent. The joint venture sells its products exclusively through the Caterpillar dealer network, and will be focused initially in North America, with plans for global expansion in 2004. Annual revenues within the next two to three years are expected to be in excess of $100 million.

The burgeoning Chinese commercial vehicle market was one of the driving forces behind Eaton's joint venture with Shaanxi Fast Gear Co., Ltd. and Xiang Torch Investment Co., Ltd. in 2003. The joint venture, known as Eaton Fast Gear (Xi'an) Co., Ltd., will produce heavy-duty truck transmissions in a new facility in Xi'an, China. Eaton is providing its next-generation heavy-duty truck transmission technology for the joint venture.

A strategic partnership between Eaton and IdleAire Technologies in 2003 is helping the trucking industry significantly improve air quality by reducing diesel emissions. With the IdleAire system installed in parking spaces at truck stops, drivers can shut off their engines and continue to use their heating and cooling units, electronic devices and entertainment systems. Decreasing engine idling drives down not only emissions, but also the consumption of about 1.4 billion gallons of diesel gasoline annually, which costs the trucking industry an estimated $2 billion. The IdleAire systems include Eaton's automation, power distribution and control products. In addition, the Eaton–Electrical Services & Systems organization, formerly known as CHESS, is providing structural, civil, and electrical engineering services along with start-up and commissioning. There are over 600 active IdleAire spaces operating in the United States, with approximately 2,500 more planned.


DELIVERY
SPEED
TOUTES
DIRECTIONS
INTEGR
RDERS TO PRODUCE



Align. Improve. Grow.

Eaton's integrated operating company model gives us significant advantages. The signs of operational excellence and growth are posted throughout the enterprise.

Our business model comes to life through the Eaton Business System (EBS), a collection of tenets, tools and processes that drive critical initiatives, continuous improvements and the deployment of best practices across Eaton. By providing a standardized way to run our businesses, EBS importantly frees up time for innovation.

Some of the essential EBS tools and processes we have capitalized on include PROLaunch and the Eaton Lean Six Sigma initiative. PROLaunch is our phase-gate system for ensuring that we bring new products to market that will deliver real value to customers and solid returns to Eaton. On average, PROLaunch has reduced new product development time by approximately 15 percent, and improved our new product launch quality by 20 percent.

The Eaton Lean Six Sigma initiative is substantially lowering our year-over-year inventory. Advances in our implementation of Lean in 2003 dropped our inventory days-on-hand by three days and drove cost reductions of $65 million in our manufacturing facilities around the world. We continue to declare war on waste, and our company-wide Lean practices are the vehicle we use to identify and eliminate it.

Buying smart and buying globally are also driven by EBS processes. These standardized sourcing and logistics processes have led to more than $100 million of cost savings in Eaton's global purchases in 2003.

Through EBS, we have done what few companies have been able to do: put structure and process around growth. We accomplished this through the Eaton Value Cycle tools, which help us understand what is valuable to our customers, how to deliver it and how to get paid for it. Continuous, high-level growth is not a matter of luck; it is a matter of understanding your customers.




SHARE
THE
ROAD
Walk Left/
Stand Right
PROPER
Energ

We are not the only ones who think Eaton is a great place to work. In 2003, Eaton was named one of the best companies to work for in Brazil by the Great Place to Work Institute, in association with *Exame*, a specialized Brazilian business magazine. The honor resulted from our Valinhos and Mogi Mirim facilities participating in a survey of more than 400 Brazilian companies on specific criteria, such as internal communication, working environment, training and development and social responsibility. Both facilities also scored well financially. In 2003, our Brazilian operations won nearly $50 million in new business in the agricultural equipment, passenger car, and light-, medium- and heavy-duty truck markets.


STOP
HERE TO
ACTUATE
SIGNAL

Learn. Develop. Grow.

It is common for companies to say that their people are their greatest asset. At Eaton, the signs are clear that we mean it.

In 2003, we launched several new initiatives focused on performance, leadership and teamwork. One of the new processes, APEX (Achieving Performance EXcellence), was created to help us raise the bar on our individual performance by ensuring that all employees: align their goals annually with their manager's goals; design effective development plans; and receive candid, honest feedback from managers. APEX replaced all appraisal processes for administrative, professional, managerial and executive employees around the world.

Every year, Eaton also conducts an employee survey to collect feedback and help make Eaton an even better place to work. Nearly all Eaton employees voiced their opinions in 2003 through the survey, which was entirely Web-based and administered on a global scale in 20 languages. Survey results show that employee engagement improved by 5 percent, manager effectiveness rose by almost 13 percent, and understanding and positive perceptions of the Eaton Business System climbed nearly 15 percent enterprise-wide compared to the previous year. The Eaton Employee Survey process has proven to be an effective means for examining and improving the way we operate. For example, findings from the 2002 employee survey drove the development of APEX and corporate-wide reward and recognition initiatives.

Our commitment to fostering a high performance culture at Eaton is also illustrated by our investment in training and development. In 2003, we broke ground on a state-of-the-art training and conference center near our headquarters city of Cleveland, Ohio. The 48,000 square-foot facility is now home to Eaton University, the company's primary source for technical and professional development. In 2003, enrollment in Eaton University courses grew by 165 percent compared to 2002. Nearly 15,000 employees took one or more courses in 2003, which is more than a 100 percent increase over 2002.


APPLAUSE
RIGHT
TO
KNOW
GIVE
WAY
讓


Self

Financial Review


PLEASE
ENTER

Report of Management

Eaton Corporation

We have prepared the accompanying consolidated financial statements and related information included herein for the three years ending December 31, 2003. The primary responsibility for the integrity of the financial information included in this annual report rests with management. The financial information included in this annual report has been prepared in accordance with accounting principles generally accepted in the United States, appropriate in the circumstances, based on our best estimates and judgments and giving due consideration to materiality. The opinion of Ernst & Young LLP, Eaton's independent auditors, on those financial statements is included herein.

Eaton maintains internal accounting controls and procedures to provide reasonable assurance that transactions are properly authorized and that assets are safeguarded from loss or unauthorized use, and to provide reliable accounting records for the preparation of financial information. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2003, the date of our most recent evaluation. Eaton also maintains effective disclosure controls and procedures, which are designed to ensure that information required to be disclosed in reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. We believe the Company's control systems strike an appropriate balance between the costs of such systems and the benefits derived.

The systems and controls, and compliance therewith, are reviewed by an extensive program of audits by our internal auditors and independent auditors. Their activities are coordinated to obtain maximum audit coverage with a minimum of duplicate effort and cost. The independent auditors receive copies of all reports issued by the internal auditors at the same time they are released to management and have access to all internal audit work papers.

Eaton has high standards of ethical business practices supported by the Eaton Code of Ethics and corporate policies. Careful attention is given to selecting, training and developing personnel, to ensure that management's objectives of maintaining strong, effective controls and unbiased, uniform reporting standards are attained. Our policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with the Company's commitment to a high standard of business conduct.

The Board of Directors pursues its responsibility for the quality of Eaton's financial reporting primarily through its Audit Committee, which is composed of four independent directors. The Audit Committee meets regularly with management, internal auditors and independent auditors to ensure that they are meeting their responsibilities and to discuss matters concerning internal accounting control systems, accounting and financial reporting. The internal auditors and independent auditors have full and free access to senior management and the Audit Committee.

Alexander M. Cutler

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon

Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer

Billie K. Rawot

Billie K. Rawot
Vice President and Controller

January 20, 2004

Report of Independent Auditors

To the Board of Directors & Shareholders
Eaton Corporation

We have audited the accompanying consolidated balance sheets of Eaton Corporation as of December 31, 2003 and 2002, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eaton Corporation at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in "Goodwill & Other Intangible Assets" in the Notes to Consolidated Financial Statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

Ernst + Young LLP

Cleveland, Ohio
January 20, 2004, except for the note titled "Two-For-One Stock Split", as to which the date is February 23, 2004

Statements of Consolidated Income

Year ended December 31	2003	2002	2001
(Millions except for per share data)			
Net sales	$8,061	$7,209	$7,299
Cost of products sold	5,897	5,272	5,503
Selling & administrative expense	1,351	1,217	1,220
Research & development expense	223	203	228
Interest expense-net	87	104	142
Gains on sales of businesses		(18)	(61)
Other (income) expense-net	(5)	32	(11)
Income before income taxes	508	399	278
Income taxes	122	118	109
Net income	$ 386	$ 281	$ 169
Net income per Common Share assuming dilution	$ 2.56	$ 1.96	$ 1.20
Average number of Common Shares outstanding	150.5	143.4	141.0
Net income per Common Share basic	$ 2.61	$ 1.99	$ 1.22
Average number of Common Shares outstanding	147.9	141.2	138.8
Cash dividends paid per Common Share	$ .92	$ .88	$ .88

Net income per Common Share, average number of Common Shares outstanding and cash dividends paid per Common Share have been restated to give effect to the two-for-one stock split effective February 23, 2004.

The notes on pages 22 to 35 are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

December 31	2003	2002
(Millions of dollars)		
Assets		
Current assets		
Cash	$ 61	$ 75
Short-term investments	804	353
Accounts receivable	1,190	1,032
Inventories	721	698
Deferred income taxes	192	181
Other current assets	125	118
	3,093	2,457
Property, plant & equipment		
Land & buildings	897	790
Machinery & equipment	3,326	3,044
	4,223	3,834
Accumulated depreciation	(2,147)	(1,879)
	2,076	1,955
Goodwill	2,095	1,910
Other intangible assets	541	510
Deferred income taxes & other assets	418	306
	$8,223	$7,138
Liabilities & Shareholders' Equity		
Current liabilities		
Short-term debt	$ 45	$ 47
Current portion of long-term debt	257	154
Accounts payable	526	488
Accrued compensation	204	199
Accrued income & other taxes	298	225
Other current liabilities	796	621
	2,126	1,734
Long-term debt	1,651	1,887
Postretirement benefits other than pensions	636	652
Pensions & other liabilities	693	563
Shareholders' equity		
Common Shares (153.0 million outstanding in 2003 and 141.2 million in 2002)	76	70
Capital in excess of par value	1,856	1,413
Retained earnings	1,816	1,568
Accumulated other comprehensive income (loss)	(585)	(699)
Deferred compensation plans	(46)	(50)
	3,117	2,302
	$8,223	$7,138

The number of Common Shares outstanding have been restated to give effect to the two-for-one stock split effective February 23, 2004.

The notes on pages 22 to 35 are an integral part of the consolidated financial statements.

Statements of Consolidated Cash Flows

Year ended December 31 (Millions)	2003	2002	2001
Net cash provided by operating activities			
Net income	$ 386	$ 281	$ 169
Adjustments to reconcile to net cash provided by operating activities			
Depreciation & amortization	373	353	355
Amortization of goodwill & other intangible assets	21	23	94
Deferred income taxes	(54)	(51)	58
Pensions	34	(4)	(84)
Other long-term liabilities	42	(1)	30
Gains on sales of businesses		(18)	(61)
Other non-cash items in income	(4)	22	2
Changes in working capital, excluding acquisitions & sales of businesses			
Accounts receivable	(51)	59	98
Inventories	79	13	149
Accounts payable	(41)	41	64
Accrued income & other taxes	35	101	75
Other current liabilities	32	(14)	(129)
Other working capital accounts	(12)	47	(53)
Other–net	34	48	(2)
	874	900	765
Net cash used in investing activities			
Expenditures for property, plant & equipment	(273)	(228)	(295)
Acquisitions of businesses, less cash acquired	(252)	(153)	(35)
Sales of businesses	7	96	403
Purchases of short-term investments	(436)	(135)	(154)
Other–net	(15)	5	22
	(969)	(415)	(59)
Net cash provided by (used in) financing activities			
Borrowings with original maturities of more than three months			
Proceeds	11	419	1,481
Payments	(166)	(635)	(1,419)
Borrowings with original maturities of less than three months-net	(39)	(228)	(643)
Cash dividends paid	(134)	(123)	(120)
Proceeds from exercise of employee stock options	113	45	37
Sale (purchase) of Common Shares	296		(12)
	81	(522)	(676)
Total (decrease) increase in cash	(14)	(37)	30
Cash at beginning of year	75	112	82
Cash at end of year	$ 61	$ 75	$ 112

The notes on pages 22 to 35 are an integral part of the consolidated financial statements.

Statements of Consolidated Shareholders' Equity

(Millions)	Common Shares		Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Deferred compensation plans	Total shareholders' equity
	Shares	Dollars					
Balance at January 1, 2001	136.6	$ 68	$1,266	$1,376	$ (267)	$ (33)	$2,410
Net income				169			169
Other comprehensive income (loss)					(32)		(32)
Total comprehensive income							137
Cash dividends paid				(120)			(120)
Issuance of shares under employee benefit plans, including tax benefit	2.2	2	64	(3)		(1)	62
Issuance of shares to trust	.6		22			(22)	0
Purchase of shares	(.4)		(4)	(8)			(12)
Other–net				(2)			(2)
Balance at December 31, 2001	139.0	70	1,348	1,412	(299)	(56)	2,475
Net income				281			281
Other comprehensive income (loss)					(400)		(400)
Total comprehensive loss							(119)
Cash dividends paid				(123)			(123)
Issuance of shares under employee benefit plans, including tax benefit	2.0	(a)	61	(2)		8	67
Issuance of shares to trust	.2		5			(5)	0
Other–net			(1)			3	2
Balance at December 31, 2002	141.2	70	1,413	1,568	(699)	(50)	2,302
Net income				386			386
Other comprehensive income (loss)					114		114
Total comprehensive income							500
Cash dividends paid				(134)			(134)
Issuance of shares under employee benefit plans, including tax benefit	4.2	2	141	(2)		5	146
Issuance of shares to trust	.1		3			(3)	0
Sale of Common Shares	7.4	4	294	(2)			296
Other–net	.1		5			2	7
Balance at December 31, 2003	153.0	$ 76	$1,856	$1,816	$ (585)	$ (46)	$3,117

(a) Balance less than $1.

The number of Common Shares outstanding have been restated to give effect to the two-for-one stock split effective February 23, 2004.

The notes on pages 22 to 35 are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Dollars in millions, except per share data (per share data assume dilution)

Two-For-One Stock Split

On January 21, 2004, the Board of Directors of Eaton announced a two-for-one split of the Company's Common Shares effective in the form of a 100% stock dividend. The date of record for the stock split was February 9, 2004, and it was distributed on February 23, 2004. Accordingly, all per share amounts, average shares outstanding, shares outstanding and stock option information have been adjusted retroactively to reflect the stock split.

Accounting Policies

Consolidation & Basis of Presentation

The consolidated financial statements include accounts of Eaton and all subsidiaries and other controlled entities. The equity method of accounting is used for investments in associate companies where the Company has a 20% to 50% ownership interest. These associate companies are not material either individually, or in the aggregate, to Eaton's financial position, results of operations or cash flows.

In fourth quarter 2003, Eaton adopted Financial Accounting Standards Board Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities". The adoption of FIN No. 46 had no effect on the Company's financial statements. Eaton does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons known as "special purpose entities" (SPEs). In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" below. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Foreign Currency Translation

The functional currency for substantially all subsidiaries outside the United States is the local currency. Financial statements for these subsidiaries are translated into United States dollars at year-end exchange rates as to assets and liabilities and weighted-average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded in Accumulated other comprehensive income (loss) in Shareholders' equity.

Inventories

Inventories are carried at lower of cost or market. Inventories in the United States are generally accounted for using the last-in, first-out (LIFO) method. Remaining United States and all other inventories are accounted for using the first-in, first-out (FIFO) method.

Depreciation & Amortization

Depreciation and amortization are computed by the straight-line method for financial statement purposes. Cost of buildings is depreciated over 40 years and machinery and equipment over principally three to 10 years. Intangible assets subject to amortization, primarily consisting of patents, tradenames and distribution networks, are amortized over a range of five to 30 years. Software is amortized over a range of three to five years.

Long-lived assets, except goodwill and indefinite life intangible assets as described below, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its fair value.

Goodwill & Indefinite Life Intangible Assets

Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002. Upon adoption, the Company ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions. Indefinite life intangible assets primarily consist of trademarks. The Company completed the annual impairment tests for goodwill and indefinite life intangible assets in 2003 and 2002. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized upon adoption of SFAS No. 142 or for the years ended December 31, 2002 and 2003.

Financial Instruments

In the normal course of business, Eaton is exposed to fluctuations in interest rates, foreign currency exchange rates, and commodity prices. The Company uses various financial instruments, primarily foreign currency forward exchange contracts, interest rate swaps and commodity futures contracts, to manage exposure to price fluctuations.

Financial instruments used by Eaton are straightforward, non-leveraged instruments for which quoted market prices are readily available from a number of independent sources. Such financial instruments are not bought and sold solely for trading purposes, except for nominal amounts authorized under limited, controlled circumstances, which resulted in immaterial net gains in 2002 and 2001 and an immaterial net loss in 2003. The risk of credit loss is deemed to be remote, because the counterparties to these instruments are major international financial institutions with strong credit ratings and because of the Company's control over the size of positions entered into with any one counterparty.

All derivative financial instruments are recognized as either assets or liabilities on the balance sheet and are measured at fair value. Accounting for the gain or loss resulting from the change in the financial instrument's fair value depends on whether it has been designated, and is effective, as a hedge and, if so, on the nature of the hedging activity. Financial instruments can be designated 1) as hedges of changes in the fair value of a recognized fixed-rate asset or liability, or the firm commitment to acquire such an asset or liability, 2) as hedges of variable cash flows of a recognized variable-rate asset or liability, or the forecasted acquisition of such an asset or liability, or 3) as hedges of foreign currency exposure from a net investment in one of the Company's foreign operations. Gains and losses related to a hedge are either 1) recognized in income immediately to offset the gain or loss on the hedged item or 2) deferred and reported as a component of Other comprehensive income (loss) in Shareholders' equity and subsequently recognized in net income when the hedged item affects net income. The ineffective portion of the change in fair value of a financial instrument is recognized in income immediately.

The gain or loss related to financial instruments that are not designated as hedges are recognized immediately in net income.

Warranty Expenses

Estimated product warranty expenses are accrued in Cost of products sold at the time the related sale is recognized. Estimates of warranty expenses are based primarily on historical warranty claim experience and specific customer contracts. Warranty expenses include accruals for basic warranties for products sold, as well as accruals for product recalls and other related events when they are known and estimable.

Stock Options Granted to Employees & Directors

Stock options granted to employees and directors to purchase Common Shares are accounted for using the intrinsic-value-based method. Under this method, no compensation expense is recognized on the grant date, since on that date the option price equals the market price of the underlying shares.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amended SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition when a company voluntarily changes to the fair-value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees and directors. As allowed by SFAS No. 123, Eaton has adopted the Statement's disclosure-only provisions and does not recognize expense for stock options granted to employees and directors. If the Company accounted for stock options under the fair-value-based method of expense recognition in SFAS No. 123, net income per Common Share would have been reduced by $.08 in 2003, $.10 in 2002 and $.11 in 2001, as described further in "Shareholders' Equity" below.

Revenue Recognition

Revenues are recognized when products are shipped to unaffiliated customers and title has transferred. Shipping and handling costs billed to customers are included in net sales and the related cost in cost of products sold.

Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Acquisitions of Businesses

Eaton acquired businesses and formed joint ventures for a combined net cash purchase price of $252 in 2003, $153 in 2002 and $35 in 2001. All acquisitions were accounted for by the purchase method of accounting and, accordingly, the Statements of Consolidated Income include the results of the acquired businesses from the effective dates of acquisition.

On January 31, 2003, the electrical business of Delta plc was acquired for approximately $215. The Delta business has operations in Europe and in the Asia/Pacific area and had sales of $326 in 2002. The business' major electrical brands include MEM®, Holec™, Bill™, Home Automation™, Elek™ and Tabula™. The allocation of the purchase price for this acquisition was substantially complete as of the end of 2003. Also in January 2003, the power systems business of Commonwealth Sprague Capacitor Inc. was purchased for $6, which was equal to its annual sales. In August 2003, a joint venture was formed with Caterpillar Inc. to provide switchgear products under the Cat® brand name. The joint venture operates under the name Intelligent Switchgear Organization LLC and is 51% owned by Eaton. Eaton's investment in the joint venture was approximately $30. These businesses are included in the Electrical segment.

In November 2002, the Boston Weatherhead business of Dana Corporation was purchased for $130. This business, which had sales of $211 in 2002, manufactures hose, tubing, and fluid connectors for fluid power systems primarily for industrial distribution, mobile off-highway and heavy-duty truck markets. Also in November 2002, the aerospace circuit breaker business of Mechanical Products Inc., which had sales of $12 in 2001, was purchased for $10. In June 2002, the remaining 40% interest in Jining Eaton Hydraulics Company, Ltd., a hydraulics systems manufacturer located in Jining, China, was acquired. This business manufactures hydraulic pumps and motors for mobile and industrial markets. These businesses are included in the Fluid Power segment.

In March 2001, the remaining 50% interest of Sumitomo Eaton Hydraulics Company (now named Eaton Fluid Power Ltd.), the former joint venture with Sumitomo Heavy Industries Ltd., was acquired. This business manufactures a complete line of hydraulic motors under the Orbit™ and Orbitol™ brand names, primarily for the Japanese mobile equipment market. This business is included in Fluid Power.

During July 2001, the commercial truck clutch manufacturing assets of Transmisiones TSP, S.A. de C.V. in Mexico were acquired and is included in the Truck segment. In October 2001, the European portion of the vehicle mirror actuator business of Donnelly Corporation, located in Manorhamilton, Ireland, was acquired and is included in the Automotive segment.

Sales of Businesses

Eaton sold businesses, product lines and certain corporate assets for aggregate cash proceeds of $7 in 2003, $96 in 2002 and $403 in 2001.

In July 2002, the Navy Controls business was sold resulting in a pretax gain of $18 ($13 after-tax, or $.09 per Common Share).

Sales of businesses in 2001 included the Vehicle Switch/Electronics Division (VS/ED), the Air Conditioning and Refrigeration business, and certain assets of the Automotive and Truck segments. The sales of these businesses resulted in a net pretax gain of $61 ($22 after-tax, or $.15 per Common Share).

The net gains on the sales of businesses in 2002 and 2001 are reported as a separate line item in the Statements of Consolidated Income and Business Segment Information. The operating results of VS/ED are reported in Business Segment Information as Divested operations.

Restructuring & Other Charges

2003 Charges

In 2003, Eaton incurred restructuring charges related primarily to the integration of the Boston Weatherhead fluid power business acquired in November 2002 and the electrical business of Delta plc acquired in January 2003. In accordance with generally accepted accounting principles, these charges were recorded as restructuring expense as incurred.

Restructuring charges in the Fluid Power segment consisted of $13 for plant consolidations and other expenses and $1 for workforce reductions of 82 employees. The charges recorded primarily related to the closure of facilities in Norwood, North Carolina and Mooresville, North Carolina.

Restructuring charges in the Electrical segment consisted of $20 for plant consolidations, primarily the Ottery St. Mary, United Kingdom plant, and other expenses and $2 of workforce reductions for 145 employees.

2002 Charges

In 2002, Eaton incurred restructuring charges to reduce operating costs across its business segments and certain corporate functions. The charges in 2002 were primarily a continuation of restructuring programs initiated in 2001.

Additional restructuring charges related to past acquisitions were incurred in Fluid Power. The additional acquisition-related charges consisted of $22 of workforce reductions for 841 employees and $4 of asset write-downs and plant consolidation and other expenses. The charges recorded primarily related to the closure of facilities in Glenrothes, Scotland and Livorno, Italy, and for the closure of the Mooresville, North Carolina facility, which was announced in third quarter 2002 and was completed in first quarter 2003.

Restructuring charges of $13 in Electrical consisted primarily of workforce reductions of 449 employees. The workforce reductions, primarily in the sales force, resulted in payments for severance and other employee benefits. Asset write-downs and plant consolidation and other expenses of $3 were also recorded as a result of restructuring actions.

Restructuring charges in the Truck segment consisted of $6 for workforce reductions of 251 employees and $10 for asset write-downs and plant consolidation and other expenses. The charges primarily related to the closure of the heavy-duty transmission plant in Shelbyville, Tennessee due to depressed conditions in the truck industry during 2002 and 2001 and Eaton's efforts to rationalize manufacturing capacity to better manage the cyclical nature of the truck industry.

Restructuring charges related to corporate staff consisted of $3 of workforce reductions for 133 employees. The Company also recorded a corporate charge of $10 representing a contribution to the Eaton Charitable Fund.

2001 Charges

In connection with the acquisitions of businesses in Fluid Power, Eaton incurred acquisition integration costs of $15 for plant consolidation and other expenses and $7 for workforce reductions of 239 personnel.

Restructuring charges in Electrical consisted of $21 for workforce separation costs for the termination of 887 personnel, primarily manufacturing, and $9 for plant consolidation and other expenses.

Restructuring charges in Truck consisted of $35 of workforce reductions for 1,038 employees and $20 of asset write-downs and plant consolidation and other expenses. The workforce reductions consisted of severance and other employee benefits for the elimination of salary positions within the organization and manufacturing personnel at the closed facilities. The Company completed the closure of manufacturing facilities in Hillsville, Virginia, and in Tipton, Gloucester and Aycliffe, United Kingdom, consolidating production to a facility in Gdansk, Poland, as well as completing the closure of the heavy-duty transmission plant in St. Nazaire, France.

Restructuring charges related to corporate staff consisted of $8 for workforce reductions as well as $4 for asset writedowns and other expenses. A corporate charge of $10 related to an arbitration was recorded in second quarter 2001. The arbitration award related to a contractual dispute over supply arrangements initiated in February 1999 against Vickers, Inc. (now named Eaton Hydraulics Inc.), a subsidiary of Aeroquip-Vickers, Inc., which was acquired by Eaton in April 1999.

Summary of Restructuring & Other Charges

	2003	2002	2001
Fluid Power	$ 14	$ 26	$ 22
Electrical	22	16	30
Automotive		1	
Truck		16	55
	36	59	107
Corporate restructuring charges	1	3	12
Other corporate charges		10	10
Pretax charges	$ 37	$ 72	$129
After-tax charges	$ 24	$ 47	$ 86
Per Common Share	$ .16	$ .33	$ .60

The restructuring charges were included in the Statements of Consolidated Income in Cost of products sold or Selling & administrative expense, as appropriate. In Business Segment Information, the restructuring charges reduced Operating profit of the related business segment or were included in Corporate expense-net, as appropriate. The other corporate charges were included in the Statements of Consolidated Income in Other (income) expense-net and in Business Segment Information the charges were included in Corporate expense-net.

A comparison of restructuring charges and utilization of the various components for 2003, 2002 and 2001 follows:

	Workforce reductions		Inventory & other asset writedowns	Plant consolidation & other	Total
	Employees	Dollars			
2001 charges	2,310	$ 71	$ 20	$ 28	$119
Utilized in 2001	(1,966)	(50)	(20)	(26)	(96)
Balance remaining at December 31, 2001	344	21	0	2	23
2002 charges	1,994	45	8	9	62
Utilized in 2002	(1,844)	(55)	(8)	(6)	(69)
Balance remaining at December 31, 2002	494	11	0	5	16
2003 charges	227	3	3	31	37
Utilized in 2003	(700)	(12)	(3)	(28)	(43)
Balance remaining at December 31, 2003	21	$ 2	$ 0	$ 8	$ 10

Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", effective January 1, 2003. SFAS No. 146 addresses the reporting of expenses related to exit and disposal activities, including business restructurings. This Statement does not alter the accounting for exit or disposal activities associated with acquired businesses. Facts and circumstances are evaluated to determine the proper accounting treatment of expenses related to each exit or disposal activity.

Goodwill & Other Intangible Assets

As discussed in "Accounting Policies" above, Eaton adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002. Upon adoption, the Company ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with previous business acquisitions. A reconciliation of net income and net income per Common Share for 2001, as if SFAS No. 142 had been adopted as of the beginning of that year, follows:

	2003	2002	2001
Reported net income	$ 386	$ 281	$ 169
Add back amortization of goodwill & indefinite life intangible assets, net of income taxes			63
Adjusted net income	$ 386	$ 281	$ 232
Reported net income per Common Share assuming dilution	$2.56	$1.96	$1.20
Add back amortization of goodwill & indefinite life intangible assets, net of income taxes			.44
Adjusted net income per Common Share	$2.56	$1.96	$1.64

A summary of other intangible assets follows:

	2003		2002	
	Historical cost	Accumulated amortization	Historical cost	Accumulated amortization
Intangible assets not subject to amortization (primarily trademarks)	$373	$ 24	$333	$ 24
Intangible assets subject to amortization				
Patents	$205	$ 96	$192	$ 78
Other	135	52	153	66
	$340	$148	$345	$144

Expense related to intangible assets subject to amortization for 2003 was $21. Estimated annual pretax expense for intangible assets subject to amortization recorded at December 31, 2003 for each of the next five years follows: 2004, $19; 2005, $17; 2006, $16; 2007, $16 and 2008, $15.

Debt & Other Financial Instruments

Short-term debt of $45 at December 31, 2003 related to lines of credit of subsidiaries outside the United States and was almost exclusively denominated in foreign currencies. These subsidiaries have available short-term lines of credit aggregating $182 from various banks worldwide. The weighted-average interest rate on short-term debt, including commercial paper classified as long-term debt, was 6.3% at December 31, 2003 and 3.9% at December 31, 2002.

A summary of long-term debt, including the current portion, follows:

	2003	2002
Variable rate notes due 2003		$ 150
6.95% notes due 2004 (converted to floating rate by interest rate swap)	$ 250	250
1.62% Yen notes due 2006	47	42
8% debentures due 2006 ($25 converted to floating rate by interest rate swap)	86	86
8.9% debentures due 2006 (converted to floating rate by interest rate swap)	100	100
6% Euro 200 million notes due 2007 (converted to floating rate by interest rate swap)	252	209
5.75% notes due 2012 ($225 converted to floating rate by interest rate swap)	300	300
8.875% debentures due 2019 (due 2004 at option of debenture holders)	38	38
8.1% debentures due 2022 ($50 converted to floating rate by interest rate swap)	100	100
7-5/8% debentures due 2024 ($55 converted to floating rate by interest rate swap)	66	66
6-1/2% debentures due 2025 (due 2005 at option of debenture holders)	145	145
7.875% debentures due 2026	81	81
7.65% debentures due 2029 ($100 converted to floating rate by interest rate swap)	200	200
6.4% to 7.6% medium-term notes due at various dates through 2018 ($97 converted to floating rate by interest rate swap)	137	138
Commercial paper		30
Other	106	106
Total long-term debt	1,908	2,041
Less current portion of long-term debt	(257)	(154)
Long-term debt, excluding current portion	$1,651	$1,887

Eaton has long-term credit facilities of $650, of which $400 expire in April 2005 and $250 in May 2008.

Aggregate mandatory annual maturities of long-term debt for each of the next five years follows: 2004, $257; 2005, $21; 2006, $238; 2007, $305; and 2008, $1.

Interest paid was $105 in 2003, $116 in 2002, and $175 in 2001.

Notes to Consolidated Financial Statements

Eaton has entered into interest rate swaps to manage interest rate risk. A summary of these instruments outstanding at December 31, 2003, excluding certain immaterial instruments, follows (currency in millions):

Interest rate swaps (a)	Hedge type	Notional amount	Interest rates (b) Receive	Pay	Floating interest rate basis
Fixed to floating	Fair value	$250	6.95%	4.9%	6 month LIBOR+3.7%
Fixed to floating	Fair value	$ 25	8.0%	5.8%	6 month LIBOR+4.6%
Fixed to floating	Fair value	$100	8.9%	5.1%	6 month LIBOR+3.9%
Fixed to floating	Fair value	€200	6.0%	2.7%	6 month EURIBOR+.54%
Fixed to floating	Fair value	$225	5.75%	1.8%	6 month LIBOR+.71%
Fixed to floating	Fair value	$ 50	8.1%	3.6%	6 month LIBOR+2.4%
Fixed to floating	Fair value	$ 55	7.625%	3.3%	6 month LIBOR+2.2%
Fixed to floating	Fair value	$100	7.65%	3.8%	6 month LIBOR+2.5%
Fixed to floating	Fair value	$ 97	7.2%	3.7%	6 month LIBOR+2.5%

(a) The maturity of the swaps correspond with the maturity of the hedged item as noted in the long-term debt table.
(b) Interest rates are as of year-end 2003.

The carrying values of cash, short-term investments and short-term debt in the consolidated balance sheet approximate their estimated fair values. The estimated fair values of other financial instruments outstanding follow:

	2003 Notional amount	2003 Carrying value	2003 Fair value	2002 Notional amount	2002 Carrying value	2002 Fair value
Long-term debt & current portion of long-term debt (a)		$(1,908)	$(2,132)		$(2,041)	$(2,202)
Foreign currency principal swaps	$ 13	(4)	(4)	$ 13	(3)	(3)
Commodity contracts	(b)	(b)	(b)	10	(b)	(b)
Foreign currency forward exchange contracts	288	3	3	275	(7)	(6)
Interest rate swaps						
Fixed to floating	1,154	42	42	811	59	59
Floating to fixed				13	(3)	(3)

(a) Includes foreign currency denominated debt.
(b) Balance less than $1.

The estimated fair values of financial instruments were principally based on quoted market prices if such prices are available, and where unavailable, fair values were estimated based on comparable contracts, utilizing systems obtained from established, independent providers. The fair value of foreign currency forward exchange contracts, which are primarily related to the Euro, Japanese Yen and Swiss Franc, and foreign currency principal and interest rate swaps which mature during 2004 through 2007, were estimated based on quoted market prices of comparable contracts, adjusted through interpolation where necessary for maturity differences.

Retirement Benefit Plans

Eaton has defined benefit pension plans and other postretirement benefit plans. Components of plan obligations and assets, and Eaton's recorded assets (liabilities), follow:

	Pension benefits 2003	Pension benefits 2002	Other postretirement benefits 2003	Other postretirement benefits 2002
Changes in projected benefit obligation				
Benefit obligation at beginning of year	$(1,996)	$(1,856)	$ (878)	$ (894)
Service cost	(93)	(76)	(15)	(15)
Interest cost	(129)	(126)	(56)	(60)
Actuarial loss	(119)	(118)	(73)	(3)
Benefits paid	189	205	97	91
Effect of foreign currency translation	(76)	(43)		
Effect of business acquisitions	(66)		(2)	
Other	(14)	18	(10)	3
Benefit obligation at end of year	(2,304)	(1,996)	(937)	(878)
Change in plan assets				
Fair value of plan assets at beginning of year	1,480	1,836		
Actual return on plan assets	234	(196)		
Employer contributions	45	30	97	92
Benefits paid	(189)	(205)	(97)	(91)
Effect of foreign currency translation	47	25		
Effect of business acquisitions	48			
Other	5	(10)		(1)
Fair value of plan assets at end of year	1,670	1,480	0	0
Benefit obligation in excess of plan assets	(634)	(516)	(937)	(878)
Unrecognized net actuarial loss	894	846	250	186
Unrecognized prior service cost	21	12	13	3
Other	11	2	9	9
Net amount recognized	$ 292	$ 344	$ (665)	$ (680)

Amounts recognized in the balance sheet consist of:

	Pension benefits		Other postretirement benefits	
	2003	2002	2003	2002
Prepaid asset	$ 28	$ 23		
Accrued liability	(402)	(310)	$(665)	$(680)
Intangible asset	22	14		
Accumulated other comprehensive income (loss)	644	617		
Net amount recognized	$ 292	$ 344	$(665)	$(680)

Statement of Financial Accounting Standards No. 87 requires recognition of a minimum liability for those pension plans with accumulated benefit obligations in excess of the fair values of plan assets at the end of the year. Accordingly, in fourth quarter 2002, Eaton recorded a non-cash charge of $586 ($386 after-tax) related to the additional minimum liability for certain underfunded pension plans which reduced Accumulated other comprehensive income (loss) in Shareholders' equity. A similar non-cash charge of $27 ($17 after-tax) was recorded in fourth quarter 2003. Pension funding requirements are not currently affected by the recording of these charges. These charges did not impact net income and will be reversible should the fair value of the pension plans' assets again exceed the accumulated benefit obligation. The total accumulated benefit obligation for all pension plans at December 31, 2003 was $2,052 and at year-end 2002 was $1,777.

Pension plans with an accumulated benefit obligation in excess of plan assets at December 31 follow:

	2003	2002
Projected benefit obligation	$2,242	$1,946
Accumulated benefit obligation	1,996	1,731
Fair value of plan assets	1,600	1,427

The measurement date for United States pension plans and other postretirement benefit plans, and the majority of non-United States pension plans, is November 30. Assumptions used to determine pension benefit obligations at year-end follow:

	United States plans		United States & non-United States plans (weighted-average)	
	2003	2002	2003	2002
Discount rate	6.25%	6.75%	6.11%	6.53%
Rate of compensation increase	3.50%	3.75%	3.60%	3.73%

United States pension plans represent 72% and 76% of the benefit obligation in 2003 and 2002, respectively.

The components of pension benefit income (cost) follow:

	2003	2002	2001
Service cost	$ (93)	$ (76)	$ (61)
Interest cost	(129)	(126)	(124)
Expected return on plan assets	181	213	213
Other	(7)	(8)	6
	(48)	3	34
Curtailment loss	(1)	(4)	(3)
Settlement (loss) gain	(34)	(21)	21
	$ (83)	$ (22)	$ 52

Assumptions used to determine net periodic pension cost for the years ended December 31 follow:

	United States plans			United States & non-United States plans (weighted-average)		
	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.25%	7.75%	6.53%	6.56%	7.42%
Expected long-term return on plan assets	8.75%	10.00%	10.00%	8.71%	9.85%	9.91%
Rate of compensation increase	3.75%	4.00%	4.75%	3.73%	3.74%	4.65%

The expected long-term rate of return on pension plan assets is determined separately for each country and reflects long-term historical data with greater weight given to recent years. Target asset categories are comprised of equity securities, debt securities, and cash equivalents. A building block approach is used to develop the expected return for each plan, taking into account the target allocations. Under this approach separate analyses are performed to determine (a) the expected long-term rate of inflation, (b) expected real rates of return, and (c) the expected equity risk premium.

Notes to Consolidated Financial Statements

The weighted-average pension plan asset allocation at December 31, 2003 and 2002, by asset category are as follows:

	2003	2002
Equity securities	81%	81%
Debt securities	18	18
Other	1	1
	100%	100%

Investment policies and strategies are developed on a country specific basis. The United States plan represents 74% of worldwide pension assets and its target allocation is: 85% diversified equity, 12% United States Treasury Inflation-Indexed Securities, and 3% cash equivalents. The United Kingdom plan represents 19% of worldwide pension assets and its target allocation is: 70% diversified equity securities and 30% United Kingdom Government Bonds.

Eaton expects to contribute $101 to pension plans in 2004 primarily consisting of a voluntary contribution of $75 in the United States, which was made in January, and an $18 voluntary contribution in the United Kingdom.

The components of other postretirement benefits cost follow:

	2003	2002	2001
Service cost	$(15)	$(15)	$(14)
Interest cost	(56)	(60)	(62)
Other	(9)	(4)	3
	(80)	(79)	(73)
Settlement loss		(2)	
	$(80)	$(81)	$(73)

Assumptions used to determine other postretirement benefit obligations and costs follow:

	2003	2002	2001
Discount rate used to determine benefit obligation at year-end	6.25%	6.75%	7.25%
Assumptions used to determine expense			
Discount rate	6.75%	7.25%	7.75%
Health care cost trend rate assumed for next year	9.00%	10.00%	8.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year ultimate health care cost trend rate is achieved	2007	2007	2007

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost	$ 2	$ (2)
Effect on other postretirement benefit obligation	27	(24)

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was passed on December 8, 2003 subsequent to the November 30 measurement of the Company's other postretirement benefits plan. The Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide actuarially equivalent prescription plans. The effects of the Act are not reflected in the obligations or net periodic other postretirement benefit costs presented in Eaton's financial statements for the year ended December 31, 2003.

Financial Accounting Standards Board Staff Position FAS 106-1 requires Eaton to make a one-time election to either defer or recognize the accounting effects of the Act before the end of the first quarter of 2004. If recognized, the Act would reduce the accumulated projected benefit obligation by an estimated $40 to $50 and reduce ongoing net periodic other postretirement costs by an estimated $5 annually. These reductions in the accumulated projected benefit obligation and ongoing net periodic other postretirement costs would not require a modification or amendment of the Company's benefit plans. However, if certain plans were amended, the Act could further reduce the accumulated projected benefit obligation and ongoing net periodic other postretirement costs.

The Company also has various defined-contribution benefit plans, primarily consisting of the Eaton Savings Plan in the United States. Total contributions related to these plans charged to expense were $36 in 2003, $34 in 2002, and $43 in 2001.

Protection of the Environment

Eaton has established policies to ensure that its operations are conducted in keeping with good corporate citizenship and with a positive commitment to the protection of the natural and workplace environments. For example, each manufacturing facility has a person responsible for environmental, health and safety (EHS) matters. All of the Company's manufacturing facilities are required to be certified to ISO 14001, an international standard for environmental management systems. The Company routinely reviews EHS performance at each of its facilities and continuously strives to improve pollution prevention at its facilities.

As a result of past operations, Eaton is involved in remedial response and voluntary environmental remediation at a number of sites, including certain of its currently-owned or formerly-owned plants. The Company has also been named a potentially responsible party (PRP) under the Federal Superfund law at a number of waste disposal sites.

A number of factors affect the cost of environmental remediation, including the number of parties involved at a particular site, the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations, and the continuing advancement of remediation technology. Taking these factors into account, Eaton has estimated (without discounting) the costs of remediation, which will be incurred over a period of several years. The Company accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2003 and 2002, the balance sheet included a liability for these costs of $65 and $64, respectively. With regard to some of the matters included in the liability, the Company has rights of recovery from non-affiliated parties for a portion of these estimated costs.

Based upon Eaton's analysis and subject to the difficulty in estimating these future costs, the Company expects that any sum it may be required to pay in connection with environmental matters is not reasonably likely to exceed the liability by an amount that would have a material adverse effect on its financial position, results of operations or cash flows. All of these estimates are forward-looking statements and, given the inherent uncertainties in evaluating environmental exposures, actual results can differ from these estimates.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Shareholders' Equity

On January 21, 2004, the Board of Directors of Eaton announced a two-for-one split of the Company's Common Shares effective in the form of a 100% stock dividend. The date of record for the stock split was February 9, 2004, and it was distributed on February 23, 2004. Accordingly, Common Shares outstanding and stock option information have been adjusted retroactively to reflect the stock split.

There are 300 million Common Shares authorized ($.50 par value per share), 153.0 million of which are issued and outstanding at year-end 2003. At December 31, 2003, there were 10,107 holders of record of Common Shares. Additionally, 22,347 current and former employees were shareholders through participation in the Eaton Savings Plan (ESP) and Eaton Personal Investment Plan (EPIP).

In June 2003, Eaton sold 3.7 million Common Shares (7.4 million shares adjusted for the February 2004 stock split) for net proceeds of $296, which were used to pay down commercial paper and for general corporate purposes.

Eaton has plans that permit certain employees and directors to defer a portion of their compensation. The Company has deposited $40 of Common Shares and marketable securities into a trust to fund a portion of these liabilities. The marketable securities are included in Other assets and the Common Shares are included in Shareholders' equity at historical cost.

Stock Options

Stock options have been granted to certain employees and directors, under various plans, to purchase Common Shares at prices equal to fair market value as of the date of grant. Historically, the majority of these options vest ratably during the three-year period following the date of grant and expire 10 years from the date of grant.

During 1997 and 1998, Eaton granted special performance-vested stock options with a 10-year vesting term in lieu of more standard employee stock options. These options have a provision for accelerated vesting if and when the Company achieves certain net income and Common Share price targets. If the targets are not achieved, these options become exercisable 10 days before the expiration of their 10-year term. As of December 31, 2003, 3.8 million special performance-vested stock options were outstanding of which 1.4 million were exercisable.

A summary of stock option activity, which has been restated to give effect to the February 2004 stock split, follows (shares in millions):

	2003		2002		2001	
	Average price per option	Options	Average price per option	Options	Average price per option	Options
Outstanding January 1	$31.70	19.2	$29.98	19.8	$28.65	20.4
Granted	35.46	2.6	40.42	2.2	36.34	2.2
Exercised	27.43	(4.2)	23.34	(2.0)	21.00	(1.8)
Canceled	35.28	(.4)	35.28	(.8)	33.52	(1.0)
Outstanding December 31	$33.22	17.2	$31.70	19.2	$29.98	19.8
Exercisable December 31	$31.50	10.5	$29.44	12.6	$27.97	12.2
Reserved for future grants December 31		4.0		6.2		2.8

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003 (shares in millions):

Range of exercise prices per option	Options outstanding	Weighted-average remaining contractual life (years)	Weighted-average exercise price per outstanding option	Options exercisable	Weighted-average exercise price per exercisable option
$20.90 - $24.91	1.6	1.5	$22.46	1.6	$22.46
$25.90 - $29.80	.1	6.2	29.10	.1	29.09
$30.74 - $34.72	9.6	5.5	31.70	6.0	30.85
$35.18 - $39.68	3.6	6.0	37.28	2.0	36.95
$40.06 - $44.81	2.3	7.9	41.03	.8	41.49
	17.2			10.5	

Notes to Consolidated Financial Statements

Eaton has adopted the disclosure-only provisions of Statement of Financial Accounting Standard (SFAS) No.123, "Accounting for Stock-Based Compensation". If the Company accounted for its stock options under the fair-value-based method of SFAS No.123, net income and net income per Common Share would have been as follows:

	2003	2002	2001
Net income			
As reported	$ 386	$ 281	$ 169
Stock-based compensation expense, net of income taxes	(11)	(14)	(16)
Assuming fair value method	$ 375	$ 267	$ 153
Net income per Common Share assuming dilution			
As reported	$2.56	$1.96	$1.20
Stock-based compensation expense, net of income taxes	(.08)	(.10)	(.11)
Assuming fair value method	$2.48	$1.86	$1.09
Net income per Common Share basic			
As reported	$2.61	$1.99	$1.22
Stock-based compensation expense, net of income taxes	(.08)	(.10)	(.11)
Assuming fair value method	$2.53	$1.89	$1.11

The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Dividend yield	2.5%	2.5%	2.5%
Expected volatility	28%	29%	26%
Risk-free interest rate	2.2% to 3.5%	2.6% to 4.3%	3.7% to 5%
Expected option life in years	5	4	4
Weighted-average per share fair value of options granted during the year	$7.84	$9.17	$7.86

Preferred Share Purchase Rights

In 1995, Eaton declared a dividend of one Preferred Share Purchase Right for each outstanding Common Share. The Rights become exercisable only if a person or group acquires, or offers to acquire, 20% or more of the Company's Common Shares. The Company is authorized to reduce that threshold for triggering the Rights to not less than 10%. The Rights expire on July 12, 2005, unless redeemed earlier at $.005 per Right.

When the Rights become exercisable, the holder of each Right, other than the acquiring person, is entitled 1) to purchase for $125, one two-hundredth of a Series C Preferred Share, 2) to purchase for $125, that number of Eaton's Common Shares or common stock of the acquiring person having a market value of twice that price, or 3) at the option of the Company, to exchange each Right for one Common Share or one two-hundredth of a Preferred Share.

Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) as reported in the Statement of Consolidated Shareholders' Equity follow:

	Foreign currency translation adjustments	Unrealized gain (loss) on available for sale investments	Deferred gain (loss) on cash flow hedges	Minimum pension liability adjustment	Total
Balance at January 1, 2001	$(263)	$ (4)			$(267)
2001 activity, net of income taxes	(20)	5	$ (5)	$ (21)	(41)
Recognition in income of adjustment related to divested businesses	9				9
Balance at December 31, 2001	(274)	1	(5)	(21)	(299)
2002 activity, net of income taxes	(15)		1	(386)	(400)
Balance at December 31, 2002	(289)	1	(4)	(407)	(699)
2003 activity, net of income taxes	126	1	4	(17)	114
Balance at December 31, 2003	$(163)	$ 2	$ 0	$(424)	$(585)

A discussion of the minimum pension liability adjustment recorded in 2003 and 2002 is included in "Retirement Benefit Plans" above.

Income Taxes

For financial statement reporting purposes, income before income taxes, based on the geographic location of the operation to which such earnings are attributable, is summarized below. Certain foreign operations are branches of Eaton and are, therefore, subject to United States as well as foreign income tax regulations. As a result, pretax income by location and the components of income tax expense by taxing jurisdiction are not directly related. For purposes of this note to the consolidated financial statements, non-United States operations include Puerto Rico.

	Income before income taxes		
	2003	2002	2001
United States	$ 78	$ 56	$ 60
Non-United States	430	343	227
Write-off of foreign currency translation adjustments related to divested businesses			(9)
	$508	$399	$278

	Income tax expense		
	2003	2002	2001
Current			
United States			
Federal	$ 97	$123	$ (8)
State & local	17	6	(5)
Non-United States	70	42	65
	184	171	52
Deferred			
United States Federal	(67)	(71)	64
Non-United States	5	18	(7)
	(62)	(53)	57
	$122	$118	$109

Reconciliations of income taxes from the United States Federal statutory rate to the effective income tax rate follow:

	2003	2002	2001
Income taxes at the United States statutory rate	35.0%	35.0%	35.0%
United States state & local income taxes	3.2	1.4	(1.7)
Other United States-net	(1.4)	1.4	(9.3)
Non-United States operations (earnings taxed at other than United States tax rate)	(12.8)	(8.3)	4.2
Amortization of goodwill			4.8
Sales of businesses			6.4
	24.0%	29.5%	39.4%

Eaton has manufacturing operations in Puerto Rico, which operate under certain United States tax law incentives related to the repatriation of earnings that, at this point, are not expected to be available after 2005. Income tax credits claimed under these incentives were $32 in 2003, $33 in 2002 and $41 in 2001. Management believes the elimination of these repatriation laws will not have an adverse impact on the Company's effective income tax rate.

Significant components of current and long-term deferred income taxes follow:

	2003			2002	
	Current assets	Long-term assets	Long-term liabilities	Current assets	Long-term assets
Accruals & other adjustments					
Employee benefits	$ 63	$388	$ (6)	$ 53	$346
Depreciation & amortization	(4)	(402)	(10)		(405)
Other	130	58	1	117	36
Other items	3	3	(4)	11	8
United States income tax credit carryforwards		77			46
United States foreign tax credit carryforwards		32			33
Tax loss carryforwards		51			54
Valuation allowance		(74)			(78)
	$192	$133	$(19)	$181	$ 40

At the end of 2003, United States income tax credit carryforwards of $77 are available to reduce future Federal income tax liabilities, including $38 which expire at the end of 20 years and $39 of which are not subject to expiration. Foreign tax credit carryforwards of $32 are also available to reduce United States Federal income tax liabilities during the next five years. A full valuation allowance has been recorded for the foreign tax credit carryforwards.

At December 31, 2003, certain non-United States subsidiaries had tax loss carryforwards aggregating $153 that are available to offset future taxable income. Carryforwards of $111 expire at various dates from 2004 through 2013 and the balance have no expiration date. A valuation allowance of $42 has been recorded for the tax effect of these tax loss carryforwards.

No provision has been made for income taxes on undistributed earnings of consolidated non-United States subsidiaries of $1,071 at December 31, 2003, since the earnings retained have been reinvested by the subsidiaries. It is not practicable to estimate the additional income taxes and applicable foreign withholding taxes that would be payable on the remittance of such undistributed earnings.

Worldwide income tax cash flows were payments of $137 in 2003 and $61 in 2002, and a refund of $11 in 2001.

Other Information

Accounts Receivable

Accounts receivable are net of an allowance for doubtful accounts of $23 at the end of 2003 and $26 at the end of 2002.

Inventories

The components of inventories follow:

	2003	2002
Raw materials	$301	$283
Work-in-process	173	160
Finished goods	279	289
Inventories at FIFO	753	732
Excess of FIFO over LIFO cost	(32)	(34)
	$721	$698

Gross inventories accounted for using the LIFO method were $432 at the end of 2003 and $478 at the end of 2002.

Warranty Liabilities

A summary of the current and long-term liabilities for warranties follows:

	2003	2002	2001
Balance at the beginning of the year	$127	$128	$157
Current year accruals	81	129	92
Claims paid/satisfied	(82)	(119)	(108)
Other	(1)	(11)	(13)
Balance at the end of the year	$125	$127	$128

Lease Commitments

Eaton leases certain real properties and equipment. Minimum rental commitments for 2004 under noncancelable operating leases, which expire at various dates and in most cases contain renewal options, are $89 and decline substantially thereafter. Rental expense was $115 in 2003, $102 in 2002, and $113 in 2001.

Net Income per Common Share

A summary of the calculation of net income per Common Share assuming dilution and basic follows (shares in millions):

	2003	2002	2001
Net income	$ 386	$ 281	$ 169
Average number of Common Shares outstanding assuming dilution	150.5	143.4	141.0
Less dilutive effect of stock options	2.6	2.2	2.2
Average number of Common Shares outstanding basic	147.9	141.2	138.8
Net income per Common Share assuming dilution	$2.56	$1.96	$1.20
Net income per Common Share basic	$2.61	$1.99	$1.22

Employee and director stock options to purchase Common Shares of 6.0 million in 2002 and 4.4 million in 2001 were outstanding but were not included in the computation of net income per Common Share assuming dilution, since they would have had an antidilutive effect on earnings per share.

Business Segment & Geographic Region Information

Eaton is a global diversified industrial manufacturer with 2003 sales of $8.1 billion. The Company is a leader in the design and manufacture of fluid power systems; electrical power quality, distribution and control; automotive engine air management and powertrain controls for fuel economy; and intelligent drivetrain systems for fuel economy and safety in trucks. The Company had 51,000 employees at the end of 2003 and sells products to customers in more than 100 countries. Major products included in each business segment and other information follows.

Fluid Power

All pressure ranges of hose, fittings, adapters, couplings and other fluid power connectors; hydraulic pumps, motors, valves, cylinders, power steering units, transaxles and transmissions; electronic and hydraulic controls; electric motors and drives; filtration products and fluid-evaluation products and services; aerospace products and systems – hydraulic and electrohydraulic pumps, motors, electric motor pumps, hydraulic motor driven generators and integrated system packages, hydraulic and electromechanical actuators, flap and slat systems, nose wheel steering systems, cockpit controls, power and load management systems, sensors, fluid debris monitoring products, illuminated displays, integrated displays and panels, relays and valves; clutches and brakes for industrial machines; golf grips and precision molded and extruded plastic products

Electrical

Low and medium voltage power distribution and control products that meet ANSI/NEMA and IEC standards; a wide range of circuit breakers, and a variety of assemblies and components used in managing distribution of electricity to industrial, utility, light commercial, residential and OEM markets; engineering services and systems to support customer power and control systems; drives, contactors, starters, power factor and harmonic correction; a wide range of sensors used for position sensing; a full range of operator interface hardware and software for interfacing with machines, and other motor control products used in the control and protection of electrical power distribution systems

Automotive

Valvetrain systems, intake and exhaust valves, lash compensation lifters and lash adjusters, roller rocker arms, cylinder heads, superchargers, limited slip and locking differentials, transmission dampers, precision gear forgings, air control valves, engine sensors and controls, mirror actuators, transmission controls, on-board vapor recovery systems, fuel level senders and pressure control valves

Truck

Heavy-, medium-, and light-duty mechanical transmissions; heavy- and medium-duty automated transmissions; heavy- and medium-duty clutches; and a variety of other products including gears and shafts, traction control systems, transfer boxes, power take-off units, splitter boxes, gearshift mechanisms, transmissions for off-highway construction equipment, and collision warning systems

Other Information

The principal markets for Fluid Power, Automotive and Truck are original equipment manufacturers and after-market customers of aerospace products and systems, off-highway agricultural and construction vehicles, industrial equipment, passenger cars and heavy-, medium-, and light-duty trucks. These manufacturers are located globally and most sales of these products are made directly to such manufacturers.

The principal markets for Electrical are industrial, construction, commercial, automotive and government customers. These customers are generally concentrated in North America, Europe and Asia/Pacific; however, sales are made globally. Sales are made directly by Eaton and indirectly through distributors and manufacturers' representatives to such customers.

No single customer represented more than 10% of net sales in 2003, 2002 or 2001. Sales from ongoing United States and Canadian operations to customers in foreign countries were $437 in 2003, $503 in 2002 and $520 in 2001 (5% of sales in 2003 and 7% in 2002 and 2001).

The accounting policies of the segments are generally the same as the policies described under "Accounting Policies" above, except that inventories and related cost of products sold of the segments are accounted for using the FIFO method and operating profit only reflects the service cost component related to pensions and other postretirement benefits. Intersegment sales and transfers are accounted for at the same prices as if the sales and transfers were made to third parties.

Identifiable assets exclude general corporate assets, which principally consist of cash, short-term investments, deferred income taxes, certain accounts receivable, certain property, plant and equipment, and certain other assets.

Geographic Region Information

	Net sales	Operating profit	Long-lived assets
2003			
United States	$5,758	$ 546	$1,264
Canada	209	28	16
Europe	1,581	94	491
Latin America	516	65	205
Asia/Pacific Region	504	64	100
Eliminations	(507)		
	$8,061	$ 797	$2,076
2002			
United States	$5,605	$ 483	$1,338
Canada	185	15	13
Europe	1,110	65	351
Latin America	403	45	160
Asia/Pacific Region	358	43	93
Eliminations	(452)		
	$7,209	$ 651	$1,955
2001			
United States	$5,677	$ 414	$1,419
Canada	177	11	15
Europe	1,108	(5)	322
Latin America	406	37	203
Asia/Pacific Region	310	19	91
Eliminations	(464)		
	$7,214	$ 476	$2,050

Net sales and operating profit are attributed to geographical regions based upon the location of the selling unit.

Long-lived assets consist of property, plant and equipment-net.

Operating profit was reduced by restructuring and other charges as follows:

	2003	2002	2001
United States	$ 22	$ 49	$ 67
Europe	11	10	37
Latin America			2
Asia/Pacific Region	3		1
	$ 36	$ 59	$107

Notes to Consolidated Financial Statements

Business Segment Information	2003	2002	2001
Net sales			
Fluid Power	$2,786	$2,456	$2,507
Electrical	2,313	1,993	2,199
Automotive	1,690	1,594	1,479
Truck	1,272	1,166	1,029
	8,061	7,209	7,214
Divested operations			85
	$8,061	$7,209	$7,299
Operating profit (loss)			
Fluid Power	$ 247	$ 187	$ 183
Electrical	158	149	163
Automotive	224	225	194
Truck	168	90	(64)
	797	651	476
Corporate			
Divested operations			6
Amortization of goodwill			(60)
Amortization of intangible assets	(21)	(23)	(34)
Interest expense–net	(87)	(104)	(142)
Gains on sales of businesses		18	61
Corporate expense–net	(181)	(143)	(29)
Income before income taxes	508	399	278
Income taxes	122	118	109
Net income	$ 386	$ 281	$ 169
Income before income taxes was reduced by restructuring and other charges as follows:			
Fluid Power	$ 14	$ 26	$ 22
Electrical	22	16	30
Automotive		1	
Truck		16	55
Corporate	1	3	12
Other charges		10	10
	$ 37	$ 72	$ 129

	2003	2002	2001
Identifiable assets			
Fluid Power	$1,422	$1,439	$1,345
Electrical	1,072	847	1,016
Automotive	872	819	781
Truck	690	605	651
	4,056	3,710	3,793
Goodwill	2,095	1,910	1,902
Other intangible assets	541	510	533
Corporate	1,531	1,008	1,418
Total assets	$8,223	$7,138	$7,646
Expenditures for property, plant & equipment			
Fluid Power	$ 60	$ 53	$ 61
Electrical	37	34	54
Automotive	86	75	96
Truck	71	56	64
	254	218	275
Corporate	19	10	17
Divested operations			3
	$ 273	$ 228	$ 295
Depreciation of property, plant & equipment			
Fluid Power	$ 92	$ 91	$ 96
Electrical	80	70	72
Automotive	77	69	66
Truck	54	54	56
	303	284	290
Corporate	19	22	23
	$ 322	$ 306	$ 313

Management's Discussion & Analysis of Financial Condition and Results of Operations

Dollars in millions, except for per share data (per share data assume dilution)

Two-For-One Stock Split

On January 21, 2004, the Board of Directors of Eaton announced a two-for-one split of the Company's Common Shares effective in the form of a 100% stock dividend. The record date for the stock split was February 9, 2004, and it was distributed on February 23, 2004. Accordingly, all per share amounts, average shares outstanding, shares outstanding and stock option information have been adjusted retroactively to reflect the stock split.

Overview of the Company

Eaton is a global leader in the design and manufacture of fluid power systems; electrical power quality, distribution and control; automotive engine air management and powertrain controls for fuel economy; and intelligent drivetrain systems for fuel economy and safety in trucks. The principal markets for the Fluid Power, Automotive and Truck segments are original equipment manufacturers and after-market customers of aerospace products and systems, off-highway agricultural and construction vehicles, industrial equipment, passenger cars and heavy-, medium-, and light-duty trucks. The principal markets for the Electrical segment are industrial, construction, commercial, automotive and government customers. The Company had 51,000 employees at the end of 2003 and sells products to customers in more than 100 countries.

Highlights of Results for 2003

While global economic conditions continued to represent a challenge in 2003, presenting a difficult operating environment, Eaton posted significantly improved results, with each business segment reporting solid performance during the year. During 2003, Eaton continued to make significant progress towards key corporate goals of 1) outgrowing end markets, 2) resizing the Company to compete effectively and profitably in a depressed marketplace and 3) improving the strength of the balance sheet.

	2003	2002	Increase
Net sales	$8,061	$7,209	12%
Net income	386	281	37%
Net income per Common Share assuming dilution	$ 2.56	$ 1.96	31%

The growth in sales was a reflection of a number of Eaton's businesses outperforming their end markets, which are estimated to have declined 2% in 2003. The growth also reflected increased sales resulting from acquisitions of businesses and new joint ventures, which added approximately $500 of sales in 2003, and also from higher foreign exchange rates. The increase in net income was primarily due to higher sales in 2003 and the benefits of restructuring actions taken in 2003 and prior years. Business segment operating profit of $797 in 2003 was 9.9% of sales, compared to 9.0% in 2002.

As a result of actions taken in 2003 and earlier years to restructure operations and integrate acquired businesses, Eaton incurred restructuring charges in 2003 of $.16 per Common Share, compared to similar charges in 2002 of $.33 per share. The Company's results in 2003 were aided by the results of these actions, which delivered an additional $26 of savings in 2003 that were over and above $130 of savings delivered in 2002. Additionally, $15 in synergies were achieved through integration of acquired businesses. These savings, coupled with higher sales in 2003, lower net interest expense and a reduction in the effective income tax rate, helped the Company to post significantly higher net income. These increases in net income were partially offset by additional pension expense and other postretirement benefit expense in 2003, which reduced net income by $.28 per share compared to 2002. The Company reported no gains on the sales of businesses in 2003 compared to a gain of $.09 per share in 2002. The sale of 3.7 million Common Shares in June 2003 (7.4 million shares adjusted for the February 2004 stock split), reduced net income per share by approximately $.06 in 2003.

Throughout 2003, Eaton maintained a strong focus on strengthening the balance sheet. Shareholders' equity at the end of 2003 exceeded $3 billion for the first time in Eaton's history. Cash and short-term investments rose to $865 during 2003, an increase of $437 from the end of 2002. Cash generated from operating activities continued to be strong, with $874 generated in 2003 compared to $900 in 2002. Operating cash flow less capital expenditures (free cash flow) was $601 in 2003 compared to $672 in 2002. Total debt paid down was $190 in 2003, partially offset by an increase of $55 in the value of debt denominated in currencies other than the U.S. Dollar due to movement of foreign exchange rates in 2003. In June 2003, Eaton sold 3.7 million Common Shares (7.4 million shares adjusted for the February 2004 stock split) for net proceeds of $296, which were used to pay down commercial paper and for general corporate purposes. The reduction in debt during 2003, coupled with the higher amount of cash and short-term investments at the end of 2003 and higher Shareholders' equity, resulted in a significant reduction in the net-debt-to-total-capital ratio to 25.9% at the end of 2003 from 41.9% at year-end 2002. This ratio would have dropped to 23.5% but for the recognition of a minimum pension liability at the end of 2003 and the prior two year-ends, which in total reduced Shareholders' equity by $424 at the end of 2003.

In light of strong results for 2003 and growing momentum in many of its markets, Eaton took the following actions on January 21, 2004:

- The Company's Common Shares were split two-for-one effective February 23, 2004
- The quarterly dividend on the Common Shares was increased by 12.5%, from $.24 per share to $.27 per share (after adjustment for the stock split)
- Cash of $75 was contributed to the Company's qualified pension plans in the United States
- A plan was initiated to repurchase 4.2 million Common Shares to offset the shares issued during 2003 from the exercise of stock options. In addition, the Company now intends, depending upon circumstances, to purchase additional shares as necessary to help offset dilution resulting from shares issued as a result of stock options exercised over the course of 2004.

Results of Operations – 2003 Compared to 2002

Sales for 2003 rose to $8,061, 12% higher than $7,209 in 2002, and were the highest sales since 2000. Sales growth of 12% in 2003 consisted of 6% from recent business acquisitions and a new joint venture, net of the effect of the sale of Navy Controls in July 2002, 3% from higher foreign exchange rates, and 3% from organic growth. Eaton continued to outperform its end markets, as the Company estimates that its overall end markets declined 2% in 2003 compared to 2002.

Net Sales by Business Segment

	2003	2002	Increase
Fluid Power	$2,786	$2,456	13%
Electrical	2,313	1,993	16%
Automotive	1,690	1,594	6%
Truck	1,272	1,166	9%
	$8,061	$7,209	12%

The growth in sales of Fluid Power was due in part to the acquisition of the Boston Weatherhead fluid power business in fourth quarter 2002. The increase in Electrical sales was substantially the result of the acquisition of the electrical business of Delta plc in January 2003 and a new joint venture with Caterpillar Inc., offset by the effect of the sale of Navy Controls in July 2002. Sales of Automotive rose due to several new program launches and the continued strong performance of the North American and European automobile markets. The growth in Truck sales was the result of strong growth in sales of medium-duty trucks, particularly in Latin America. The operating results of each business segment are further discussed below.

Results by Geographic Region

	Net sales			Operating profit		
	2003	2002	Increase	2003	2002	Increase
United States	$5,758	$5,605	3%	$546	$483	13%
Canada	209	185	13%	28	15	87%
Europe	1,581	1,110	42%	94	65	45%
Latin America	516	403	28%	65	45	44%
Asia/Pacific region	504	358	41%	64	43	49%
Eliminations	(507)	(452)				
	$8,061	$7,209	12%	$797*	$651*	22%

*A reconciliation of operating profit to net income is included in "Business Segment Information" in the Notes to the Consolidated Financial Statements.

Sales in the United States rose primarily due to the acquisition of the Boston Weatherhead fluid power business in fourth quarter 2002, partially offset by the sale of the Navy Controls business in second half 2002. Higher operating profit in the United States primarily resulted from increased sales, the benefits of restructuring actions taken in recent years, lower restructuring charges in 2003, and modest profits from the Boston Weatherhead fluid power business acquired in late 2002. In Canada, the growth in sales and operating profit were substantially related to foreign exchange rates and the strong performance of Electrical. Sales in Europe rose primarily due to acquisition of the Delta electrical business, the improved performance of Eaton's other business segments, and foreign exchange rates. Higher operating profit in Europe primarily resulted from increased sales and the benefits of restructuring actions taken in recent years. The growth in sales and operating profit in Latin America was primarily due to recent wins by Fluid Power of new automotive-related production contracts and the strong performance of Truck. Sales and operating profit rose in the Asia/Pacific region due to the acquisition of the Delta electrical business and the strong performance of all of the Company's business segments.

In 2003, Eaton incurred restructuring charges related to the integration of the Boston Weatherhead fluid power business acquired in November 2002 and the electrical business of Delta plc acquired in January 2003. These charges included $14 in Fluid Power, $22 in Electrical and $1 in Corporate. In 2002, the Company incurred restructuring charges to reduce operating costs across its business segments and certain corporate functions. The charges in 2002 were primarily a continuation of restructuring programs initiated in 2001. These charges included $26 in Fluid Power, $16 in Electrical, $1 in Automotive, $16 in Truck, and $3 in Corporate. On an after-tax basis, these restructuring charges reduced net income for 2003 by $24 ($.16 per Common Share) and for 2002 by $41 ($.29 per share). Restructuring charges in 2003 and 2002 reduced Operating profit of the related business segment or were included in Corporate expense-net, as appropriate. In the Statements of Consolidated Income, the restructuring charges were included in Cost of products sold or Selling & administrative expense, as appropriate.

Pretax income for 2003 was reduced by $66 ($43 after-tax, or $.28 per Common Share) compared to 2002 due to increased pension and other postretirement benefit expense in 2003 resulting from the decline over the last several years in the market value of equity investments held by Eaton's pension plans, coupled with the effect of the lowering of discount rates associated with pension and other postretirement benefit liabilities at year-end 2002.

In July 2002, the Navy Controls business was sold resulting in a pretax gain of $18 ($13 after-tax, or $.09 per Common Share). The gain was reported as a separate line item in the Statements of Consolidated Income and Business Segment Information.

The change of $37 in Other (income) expense-net for 2003 compared to 2002 was primarily due to a gain of $3 in foreign exchange in 2003 versus a loss of $8 in 2002, a charge of $10 in 2002 for the contribution to the Eaton Charitable Fund, and various other items including $11 of reduced legal expenses and favorable legal settlements in 2003. The charge of $10 for the contribution to the Eaton Charitable Fund ($6 after-tax, or $.04 per Common Share) was recorded in the third quarter of 2002. In Business Segment Information, this charge was included in Corporate expense-net.

The effective income tax rate for 2003 was 24.0% compared to 29.5% for 2002. The lower rate in 2003 reflects many factors, including higher operating earnings in international tax jurisdictions with lower income tax rates and increased use of international tax credit carryforwards. The change in the effective income tax rates in 2003 compared to 2002 is further explained in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Fluid Power

	2003	2002	Increase
Net sales	$2,786	$2,456	13%
Operating profit	247	187	32%

Sales for Fluid Power, Eaton's largest business segment, were a new record. Sales increased by 13% with 6% from business acquisitions, 4% from foreign exchange rates and 3% from existing product lines. This compares to a decline of 2% in Fluid Power's markets, with North American fluid power industry shipments down 3%, commercial aerospace markets off 12%, and defense aerospace markets up by 13%. The traditional mobile and industrial hydraulics markets began to recover in fourth quarter 2003, reflecting the pickup in capital goods expenditures.

In 2003, Fluid Power's results were positively impacted by the full year results of two businesses acquired late in 2002. The Boston Weatherhead fluid power business was purchased in the fourth quarter of 2002. This business, which had 2002 sales of $211, manufactures hose, tubing, and fluid connectors for fluid power systems primarily for the industrial distribution, mobile off-highway and heavy-duty truck markets. In addition, the aerospace circuit breaker business of Mechanical Products was purchased during that same quarter. This business had annual sales of $12 in 2001.

Operating profit in 2003 was a new record and increased primarily due to higher sales in 2003, the benefits of restructuring actions taken in recent years to resize this business, and reduced restructuring charges in 2003. Restructuring charges in 2003 were $14, and were related primarily to the acquisition of the Boston Weatherhead business, compared to $26 in 2002. Operating profit of Fluid Power in 2003 represented a return on sales of 8.9%, which was reduced by .5% due to restructuring charges, compared to 7.6% in 2002, which was reduced by 1.1% due to restructuring charges.

In January 2004, Eaton announced the following actions related to Fluid Power:

- The acquisition of Ultronics Limited and its advanced electro-hydraulic valve system technology. The Cheltenham, United Kingdom-based company's sophisticated electro-hydraulic control valves, systems and software technology are utilized in mobile applications in construction, forestry, agriculture and other markets.
- The agreement to form a joint venture with Changzhou Senstar Automobile Air Conditioner Co. Ltd. in China to produce automotive air conditioning hose and tube assemblies and power steering hose and tube assemblies in Shanghai for Volkswagen's China operations. The joint venture will be called Eaton Senstar Automotive Fluid Connector (Shanghai) Co., Ltd. Eaton will have 55% ownership of the joint venture. The joint venture is expected to be established early in 2004 following regulatory approval.

Management's Discussion & Analysis of Financial Condition and Results of Operations

In December 2003, Eaton announced that its aerospace business has been selected by Lockheed Martin to supply Aeroquip® brand fluid conveyance products on the new F-35 Joint Strike Fighter supersonic multi-role aircraft. The award is for the System Development and Demonstration (SDD) phase of the program, which includes 14 aircraft over the next two years. Lockheed Martin has selected Eaton's Aeroquip® brand Ultra-Mate couplings as one of the standard products throughout the F-35 platform for primary fluid conveyance applications. Additionally, in February 2003, the Aerospace business was selected by Goodrich Corporation to provide the nose landing gear steering motor assembly on the F-35 platform. The potential value of the contract award is $75 over the life of the program. Pre-production of the F-35 is scheduled to begin in 2006 with full production beginning in 2012 for an estimated 2,600 aircraft for United States and United Kingdom over a 35-year period. Eaton was named the Tier One fluid power systems provider for the Joint Strike Fighter in November 2001 and in August 2002 was awarded the wing fluid distribution package. Taken together, the awards represent $1.7 billion in potential Eaton revenue over the life of the program.

Electrical

	2003	2002	Increase
Net sales	$2,313	$1,993	16%
Operating profit	158	149	6%

In Electrical, sales growth in 2003 was primarily the result of business acquisitions. Sales increased by 15% due to the acquisitions in January 2003 of the electrical business of Delta plc and the power systems business of Commonwealth Sprague Capacitor, as well as the new joint venture formed with Caterpillar Inc. in August 2003, net of the effect of the sale of the Navy Controls business in July 2002. Sales in 2003 were up 1% from organic growth. End markets for the electrical business remained weak during 2003, with an estimated 2% decline in the markets for this business compared to 2002.

In 2003, Electrical added three key businesses. On January 31st, the electrical business of Delta plc was acquired. This business, which had sales of $326 in 2002, includes major electrical brands such as MEM,® Holec,™ Bill,™ Home Automation,™ Elek™ and Tabula.™ The Delta business represents a significant addition to the capabilities and geographic footprint of Electrical. Also, in January the power systems business of Commonwealth Sprague Capacitor, which had annual sales of $6 in 2002, was acquired. In August a new joint venture was formed with Caterpillar Inc. to provide switchgear products under the Cat® brand name. The joint venture operates under the name Intelligent Switchgear Organization LLC and is 51%-owned by Eaton.

Increased operating profit in 2003 was primarily due to the benefits of restructuring actions taken in recent years to resize this business, partially offset by increased restructuring charges in 2003. Restructuring charges recorded in 2003 were $22, and were related to the acquisition of the Delta electrical business, compared to $16 of charges in 2002. The profitability of the base electrical business improved significantly, as operating margins for this business in the second half of 2003 were 7.6%, after reflecting a 1.3% reduction due to the acquisition of the Delta electrical business and the new joint venture with Caterpillar Inc. and 1.2% due to restructuring charges. The integration of the Delta electrical business continues on track and the business posted modest operating profit in fourth quarter 2003. Operating profit of Electrical in 2003 represented a return on sales of 6.8%, which was reduced by 1.0% due to restructuring charges, compared to 7.5% in 2002, which was reduced by .8% due to restructuring charges.

In January 2004, Eaton announced that its contract to provide project management services and electrical distribution equipment for Heathrow Airport's Terminal 5 (T5) Expansion Project is worth an estimated $14 (GBP 8 million). The T5 expansion is one of the largest construction projects in Europe. Construction is scheduled for completion in March 2008.

Automotive

	2003	2002	Increase
Net sales	$1,690	$1,594	6%
Operating profit	224	225	–

Sales in Automotive were a new record and considerably outpaced its end markets. The increase in sales reflected several new program launches, the continued strong performance of the North American and European automobile markets and higher foreign exchange rates. NAFTA light vehicle production declined 3% to 15.9 million units in 2003 and European production declined 1% to 16.3 million units, compared to 2002.

Operating profit of Automotive in 2003 represented a return on sales of 13.3% compared to 14.1% in 2002. The return on sales in 2003 was lower than 2002 primarily due to increased costs related to new product launches and several facility relocations.

Truck

	2003	2002	Increase
Net sales	$1,272	$1,166	9%
Operating profit	168	90	87%

Sales growth of Truck reflected higher sales in Latin America, Asia/Pacific and in the aftermarket in North America. NAFTA heavy-duty production was down 2% in 2003 to 177,000 units compared to 2002, and NAFTA medium-duty production was flat. European medium-duty production was down 7% and Brazilian vehicle production was flat.

Increased operating profit in 2003 was primarily due to increased sales in 2003 and the benefits of restructuring actions taken in recent years to resize this business. No restructuring charges were incurred in 2003 compared to $16 in 2002. Operating profit of Truck in 2003 represented a return on sales of 13.2%, compared to 7.7% in 2002, which was reduced by 1.4% due to restructuring charges.

In third quarter 2003, Eaton announced that it, together with Shaanxi Fast Gear Co., Ltd. and Xiang Torch Investment Co., Ltd., signed an agreement to form a joint venture in Xi'an, China to produce heavy-duty truck transmissions for the growing Chinese market. Eaton will have 55% ownership of the venture, which will be called Eaton Fast Gear (Xi'an) Co., Ltd. Regulatory approval was obtained on January 4, 2004 and production is expected to begin in fourth quarter 2004.

Corporate

Net interest expense of $87 in 2003 fell by $17 from $104 in 2002. The decrease was primarily related to the reduction in debt of $487 from the end of 2001 to the end of 2003, the conversion of fixed rate debt to floating rate debt through interest rate swaps, and a slight reduction of floating interest rates in 2003.

Corporate expense-net in 2003 was $181 compared to $143 for 2002. The increase was primarily the result of increased pension and other postretirement benefit expense of $51 in 2003, and various other items including $11 of reduced legal expenses and favorable legal settlements in 2003.

Changes in Financial Condition During 2003

Throughout 2003, Eaton maintained a focus on strengthening the balance sheet. Eaton had success in keeping tight control over working capital as year-end 2003 inventory on hand fell by 3 days compared to 2002 and accounts receivable, in terms of days sales outstanding, declined slightly compared to 2002. Net working capital of $967 at December 31, 2003 increased from $723 at year-end 2002. The increase in net working capital was primarily due to increased accounts receivable due to higher sales in 2003 compared to 2002, increased working capital resulting from the acquisition of the Delta electrical business in January 2003 and increased cash and short-term investments which rose $437 during 2003. The current ratio was 1.4 at year-end 2003 and 2002. In June 2003, Eaton sold 3.7 million Common Shares (7.4 million shares adjusted for the February 2004 stock split) for net proceeds of $296, which were used to pay down commercial paper and for general corporate purposes. Shareholders' equity at year-end 2003 exceeded $3 billion for the first time in Eaton's history.

As a result of the significant increase in income during 2003, cash generated from operating activities continued to be strong with $874 generated in 2003 compared to $900 in 2002. Operating cash flow less capital expenditures (free cash flow) was $601 in 2003 compared to $672 in 2002. The lower amount of cash generated from operating activities in 2003 was primarily due to increased cash used for working capital to support growth in sales. Expenditures for property, plant and equipment were $273 in 2003, compared to $228 in 2002. Capital expenditures for 2004 are forecasted to be $350.

Total debt of $1,953 at December 31, 2003 decreased $135 from $2,088 at year-end 2002. The decrease in debt was due to payments of $190 offset by a $55 increase in the value of debt denominated in currencies other than the U.S. Dollar due to movement of foreign exchange rates in 2003. The reduction in debt during 2003, coupled with the $437 increase in cash and short-term investments during 2003 and the $815 increase in Shareholders' equity, resulted in a significant reduction in the net-debt-to-total-capital ratio to 25.9% at year-end 2003 from 41.9% at the end of 2002. This ratio would have dropped to 23.5% but for the recognition of a minimum pension liability at the end of 2003 and the prior two year-ends, which in total reduced Shareholders' equity by $424 at the end of 2003.

Eaton has credit facilities of $650, of which $400 expire in April 2005 and the remaining $250 in May 2008. On October 22, 2003, Fitch Ratings Services raised the Company's long-term debt rating from 'A-' to 'A' and its short-term debt rating from 'F2' to 'F1' or prime. Fitch also changed its outlook of the Company from 'positive' to 'stable'. On February 9, 2004, Standard & Poor's (S&P) Ratings Services revised its outlook on Eaton from negative to positive. At the same time, all ratings on the Company were affirmed. S&P rates the Company's long-term debt 'A-' and its short-term debt 'A1'. S&P indicated the action was taken because of the better-than-expected operating performance and cash flow generation in 2003, particularly in the second half, which has resulted in a dramatic improvement in credit measures. S&P stated that sustained improvement may lead to higher ratings.

In July 2003, the Company increased the quarterly cash dividend per Common Share from $.22 to $.24 per Common Share, a 9% increase. On January 21, 2004, in light of strong results for 2003 and growing momentum in many of its markets, Eaton took the following actions: 1) the Company's Common Shares were split two-for-one effective February 23, 2004; 2) the quarterly dividend on the shares was increased by 12.5%, from $.24 per share to $.27 per share (after adjustment for the stock split); 3) cash of $75 was contributed to the Company's qualified pension plans in the United States; 4) a plan was initiated to repurchase 4.2 million Common Shares to offset the shares issued during 2003 from the exercise of stock options. In addition, the Company now intends, depending upon circumstances, to purchase additional shares as necessary to help offset dilution resulting from shares issued as a result of stock options exercised over the course of 2004. In 2004, the increase in the cash dividend rate is expected to increase cash dividend payments by approximately $25 compared to 2003. The cash required to repurchase shares is dependent on the market price for the shares purchased. Assuming the market price for the shares purchased is the same as the market price of the shares at year-end 2003 of $54 per share, the repurchase of 4.2 million shares is expected to require cash of $227.

Outlook for 2004

As Eaton surveyed its end markets in January 2004, it anticipated growth of approximately 4% for full year 2004. The Company also expects to outgrow its end markets by 2 to 3%. Additional growth of 1% is expected from the full year impact of the Delta electrical acquisition, the joint venture established during 2003 with Caterpillar Inc., and the new joint ventures with Shaanxi Fast Gear and Senstar in China. The Company's guidance for net income per share for the full year is $3.15 to $3.30 after restructuring charges of $.10 per share, with the first quarter in the range of $.72 to $.77 after restructuring charges of $.03 per share.

Eaton expects the recovery in Fluid Power's traditional mobile and industrial hydraulics markets that began in late 2003 will gather steam during 2004, resulting in the first year of growth in these markets since 2000. However, the Company foresees no growth in commercial aerospace during 2004, with modest growth occurring in defense aerospace.

The growth in end markets for Electrical in fourth quarter 2003 is anticipated to accelerate over the course of 2004, with modest growth anticipated for the year as a whole.

For 2004, Automotive's markets are expected to be flat for both NAFTA and European automotive production. Based on new product wins already awarded, the Company believes it will outgrow these end markets as it did during 2003.

In Truck, Eaton believes that production in the first quarter of 2004 will be about 55,000 units, with growth accelerating as the year progresses. For all of 2004, the Company believes that the NAFTA heavy-duty market is likely to total 240,000 units.

Forward-Looking Statements

This Annual Report to Shareholders contains forward-looking statements concerning the first quarter 2004 and full year 2004 net income per share, Eaton's worldwide markets, growth in relation to end markets, growth from acquisitions and joint ventures, volumes from new business awards, capital expenditures and the repurchase of shares. These statements should be used with caution and are subject to various risks and uncertainties, many of which are outside the Company's control. The following factors could cause actual results to differ materially from those in the forward-looking statements: unanticipated changes in the markets for Eaton's business segments; unanticipated downturns in business relationships with customers or their purchases from the Company; competitive pressures on sales and pricing; increases in the cost of material and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; acquisitions and divestitures; new laws and governmental regulations; interest rate changes; stock market fluctuations; and unanticipated deterioration of economic and financial conditions in the United States and around the world. Eaton does not assume any obligation to update these forward-looking statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Eaton's management to make estimates and use assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. For any estimate or assumption there may be other reasonable estimates or assumptions that could have been used. However, the Company believes that given the current facts and circumstances, it is unlikely that applying such other estimates and assumptions would have caused materially different amounts to have been reported, except for pension and other post-retirement benefit plans for which several different reasonable assumptions could be used for the valuation of the plans, as described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from estimates used.

Revenue Recognition

Revenues are recognized when products are shipped to unaffiliated customers and title has transferred.

Impairment of Long-Lived Assets

As a result of the adoption of Statement of Financial Accounting Standards (SFAS) No.142, "Goodwill and Other Intangible Assets" in 2002, goodwill and indefinite life intangible assets must be reviewed for impairment, in accordance with the specified methodology. Further, goodwill, intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Goodwill and other intangible assets totaled $2.6 billion at the end of 2003 and represented 32% of total assets. These assets resulted primarily from the $1.1 billion acquisition of the electrical distribution and controls business unit of Westinghouse in 1994, and the $1.6 billion acquisition of Aeroquip-Vickers in 1999. As required by SFAS No.142, Eaton completed the annual impairment tests for goodwill and indefinite life intangible assets in 2003 and 2002. These tests confirmed that the fair value of the Company's reporting units and indefinite life intangible assets exceed their respective carrying values and that no impairment loss was required to be recognized upon adoption of SFAS No. 142 or for the years ended December 31, 2002 and 2003. These businesses have a long history of operating success and profitability and hold leading market positions in the majority of their product lines. Their products are not subject to rapid technological or functional obsolescence, which should result in continuous strong demand for products for many years and, accordingly, support the book values of the goodwill and intangible assets related to these businesses.

Deferred Income Tax Assets & Liabilities

Deferred income tax assets and liabilities have been recorded for the differences between the financial accounting and income tax basis of assets and liabilities, and for certain United States income tax credit carryforwards. Recorded deferred income tax assets and liabilities are described in detail in "Income Taxes" in the Notes to the Consolidated Financial Statements. Significant factors considered by management in the determination of the probability of the realization of deferred tax assets include historical operating results, expectations of future earnings and taxable income, and the extended period of time over which other postretirement health care liabilities will be paid. Management believes there is a low probability of the realization of deferred tax assets related to tax loss carryforwards at certain international operations and certain foreign tax credit carryforwards. Therefore, a valuation allowance of $74 has been recognized for the full value of these deferred tax assets.

Pension & Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase unamortized pension losses, which ultimately affects net income.

At the end of 2002, certain key assumptions used to calculate pension and other postretirement benefit expense were adjusted, including the lowering of the assumed return on pension plan assets from 10.00% to 8.75% and the discount rate from 7.25% to 6.75%. The changes in these assumptions, coupled with the effect of the decline over the last several years in the market value of equity investments held by Eaton's pension plans, resulted in increased pretax expense of $66 in 2003 compared to 2002.

At the end of 2003 the discount rate was lowered to 6.25%. This change, again coupled with the effect of the decline over the last several years in the market value of equity investments held by Eaton's pension plans, are expected to result in increased pension and other postretirement benefit expense of approximately $31 in 2004 over 2003. A one-percentage point change in the assumed rate of return on pension plan assets from 8.75% is estimated to have approximately a $20 effect on pension expense. Likewise, a one-percentage point change in the discount rate from 6.25% is estimated to have approximately a $32 effect on pension expense. Information related to changes in key assumptions used to recognize expense for other postretirement benefit plans is found in "Retirement Benefit Plans" in the Notes to the Consolidated Financial Statements.

Protection of the Environment

Eaton's operations involve the use and disposal of certain substances regulated under environmental protection laws. On an ongoing, regular basis, certain processes continue to be modified in order to reduce the impact on the environment, including the reduction or elimination of certain chemicals used in, and wastes generated from, operations. Liabilities related to environmental matters are further discussed in "Protection of the Environment" in the Notes to the Consolidated Financial Statements.

Contingencies

Eaton is subject to a broad range of claims, administrative proceedings, and legal proceedings, such as lawsuits that relate to contractual allegations, patent infringement, personal injuries (including asbestos claims) and employment-related matters. Although it is not possible to predict with certainty the outcome or cost of these matters, the Company believes that these matters will not have a material adverse effect on its financial position, results of operations or cash flows.

Stock Options Granted to Employees & Directors

In December 2002, Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure", was issued by the Financial Accounting Standards Board. SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition when a company voluntarily changes to the fair-value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees and directors. As allowed by SFAS No. 123, Eaton has adopted the disclosure-only provisions of the Standard and does not recognize expense for stock options granted to employees.

Off-Balance Sheet Arrangements

In fourth quarter 2003, Eaton adopted Financial Accounting Standards Board Interpretation (FIN) No.46, "Consolidation of Variable Interest Entities". The adoption of FIN No. 46 had no effect on the Company's financial statements. Eaton does not have off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons known as "special purpose entities" (SPEs). In the ordinary course of business, the Company leases certain real properties and equipment, as described in "Lease Commitments" in the Notes to the Consolidated Financial Statements. Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to Eaton's financial position, results of operations or cash flows.

Market Risk Disclosure & Contractual Obligations

To manage exposure to fluctuations in foreign currencies, interest rates and commodity prices, Eaton uses straightforward, non-leveraged, financial instruments for which quoted market prices are readily available from a number of independent services.

The Company is exposed to various changes in financial market conditions, including fluctuations in interest rates, foreign currency exchange rates, and commodity prices. Eaton manages exposure to such risks through normal operating and financing activities.

Interest rate risk can be measured by calculating the near-term earnings impact that would result from adverse changes in interest rates. This exposure results from short-term debt, long-term debt that has been swapped to floating rates, and money market investments that have not been swapped to fixed rates. A 100 basis point increase in short-term interest rates would increase the Company's net, pretax interest expense by approximately $4.

Eaton also measures interest rate risk by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at December 31, 2003, the market value of the Company's debt and interest rate swap portfolio, in aggregate, would increase by $79.

Foreign currency risk is the risk that Eaton will incur economic losses due to adverse changes in foreign currency exchange rates. The Company mitigates foreign currency risk by funding some investments in foreign markets through local currency financings. Such non-U.S. Dollar debt was $310 at December 31, 2003. To augment Eaton's non-U.S. Dollar debt portfolio, the Company also enters into forward foreign exchange contracts from time to time to mitigate the risk of economic loss in its foreign investments due to adverse changes in exchange rates. At December 31, 2003, the aggregate balance of such contracts was $138. Eaton also monitors exposure to transactions denominated in currencies other than the functional currency of each country in which the Company operates, and periodically enters into forward contracts to mitigate that exposure. In the aggregate, Eaton's portfolio of forward contracts related to such transactions was not material to its financial position, results of operations or cash flows during 2003.

The Company does not hedge commodity prices via the derivatives markets to any significant extent.

Other than the above noted debt and financial derivative arrangements, there were no material derivative instrument transactions in place or undertaken during 2003.

A summary of contractual obligations as of December 31, 2003 follows:

	Payments due by period				
	2004	2005 to 2006	2007 to 2008	After	Total
Long-term debt	$ 257	$ 259	$ 306	$1,086	$1,908
Operating leases	89	123	60	13	285
Purchase obligations	272	70	26	34	402
Other long-term liabilities	114	26	27	23	190
	$ 732	$ 478	$ 419	$1,156	$2,785

Long-term debt includes obligations under capital leases that are not material. Purchase obligations are entered into with various vendors in the normal course of business. These amounts include commitments for purchases of raw materials, outstanding non-cancelable purchase orders, releases under blanket purchase orders and commitments under ongoing service arrangements. Other long-term liabilities include $101 of voluntary contributions to pension plans in 2004 and $89 of deferred compensation earned under various plans for which the participants have elected to receive disbursement at a later date.

Results of Operations – 2002 Compared to 2001

	2002	2001	(Decrease) Increase
Net sales	$7,209	$7,299	(1)%
Net income	281	169	66%
Net income per Common Share assuming dilution	$ 1.96	$ 1.20	63%

Sales in 2002 were slightly below 2001, a reflection of difficult global economic conditions. Despite the market conditions, sales increased by 1%, after excluding the impact of the divestitures of the Navy Controls business in third quarter 2002 and the Vehicle Switch/ Electronics Division (VS/ED) in first quarter 2001.

Net income in 2002 included restructuring charges of $.33 per Common Share compared to $.60 per share in 2001. The increase in net income in 2002 was primarily the result of the benefits of restructuring actions taken in 2002 and prior years, which generated $130 of savings in 2002. The increase also reflected lower restructuring charges in 2002; reduced amortization expense in 2002 of $.44 per share related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, which ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions; and a lower effective income tax rate in 2002. Offsetting these positive effects on income was increased pension expense and other postretirement benefit expense in 2002 of $.26 per share and reduced gains on the sales of businesses of $.06 per share in 2002.

Net Sales by Business Segment

	2002	2001	(Decrease) Increase
Fluid Power	$2,456	$2,507	(2)%
Electrical	1,993	2,199	(9)%
Automotive	1,594	1,479	8%
Truck	1,166	1,029	13%
	$7,209	$7,214	–

Sales of Fluid Power and Electrical were down due to weakness in end markets served by these segments. Automotive's sales reflected the continued strength of the North American and European automobile market. Truck's sales grew due to purchases of heavy-trucks in North America in advance of new engine emission requirements effective in fourth quarter 2002. The operating results of each business segment are further discussed below.

Results by Geographic Region

	Net sales			Operating profit		
	2002	2001	(Decrease) Increase	2002	2001	Increase
United States	$5,605	$5,677	(1)%	$483	$414	17%
Canada	185	177	4%	15	11	36%
Europe	1,110	1,108	–	65	(5)	–
Latin America	403	406	(1)%	45	37	22%
Asia/Pacific region	358	310	15%	43	19	126%
Eliminations	(452)	(464)				
	$7,209	$7,214	–	$651*	$476*	36%

*A reconciliation of operating profit to net income is included in "Business Segment Information" in the Notes to the Consolidated Financial Statements.

After excluding the impact of the divestitures of businesses in 2002 and 2001, sales in the United States increased primarily as a result of continued strong performance in Automotive and the growth in sales of Truck. Higher operating profit in the United States primarily resulted from the benefits of restructuring actions taken in recent years and lower related charges in 2002. Sales in Canada, Europe, and Latin America were all flat compared to 2001, as these economies remained weak. Profits in Europe were higher due to lower restructuring charges in Truck in 2002 and the benefits of restructuring actions taken in prior years. Sales and operating profit in the Asia/Pacific region rose primarily due to improved performance of Fluid Power, Automotive and Truck operations in this region.

As the weak economic conditions of 2001 continued into 2002, Eaton undertook additional restructuring actions to further reduce fixed operating costs across business segments and certain corporate functions. During 2002, $62 of restructuring charges were recorded, including $26 for Fluid Power, $16 for Electrical, $1 for Automotive, $16 for Truck and $3 for Corporate. These compared to similar restructuring charges of $119 in 2001 including $22 for Fluid Power, $30 for Electrical, $55 for Truck and $12 for Corporate. In addition, corporate charges of $10 in each of 2002 and 2001 were recorded which related to non-operating activities. On an after-tax basis, these restructuring and other charges reduced net income for 2002 by $47 ($.33 per Common Share) and for 2001 by $86 ($.60 per share). Restructuring charges in 2002 and 2001 reduced Operating profit of the related business segment or were included in Corporate expense-net, as appropriate. In the Statements of Consolidated Income, the restructuring charges were included in Cost of products sold or Selling & administrative expense, as appropriate. The other corporate charges were included in the Statements of Consolidated Income in Other (income) expense-net. In Business Segment Information, the charges were included in Corporate expense-net.

Results for 2002 were favorably impacted by the adoption of SFAS No. 142, which ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions. This accounting change increased pretax income for 2002 by $73 ($63 after-tax, or $.44 per Common Share) compared to 2001. Income for 2002 was reduced by $57 ($37 after-tax, or $.26 per share) compared to 2001 due to increased pension expense and other postretirement benefit expense due to the effect of the decline over the last several years in the market value of equity investments held by Eaton's pension plans and lower discount rates associated with determining pension and other postretirement benefit liabilities.

In third quarter 2002, the Navy Controls business was sold, which resulted in a pretax gain of $18 ($13 after-tax, or $.09 per Common Share). During 2001, VS/ED, the Air Conditioning and Refrigeration business and certain assets of Automotive and Truck businesses were sold. The sales of businesses in 2001 resulted in a net pretax gain of $61 ($22 after-tax, or $.15 per share). The gains for both years are reported as a separate line item in the Statements of Consolidated Income and Business Segment Information. In Business Segment Information, the operating results of VS/ED are included in divested operations.

The effective income tax rate for 2002 was 29.5% compared to 39.4% for 2001. The higher rate in 2001 was primarily the result of the tax effect of book/tax basis differences related to businesses sold in first quarter 2001 and the amortization of non-deductible goodwill in 2001. Excluding the negative tax consequences related to the sales of businesses and non-deductible goodwill in 2001, the effective tax rate for 2001 was 28.2% compared to 29.5% in 2002. The change in the effective income tax rates in 2002 compared to 2001 is further explained in "Income Taxes" in the Notes to the Consolidated Financial Statements.

Fluid Power

	2002	2001	(Decrease) Increase
Net sales	$2,456	$2,507	(2%)
Operating profit	187	183	2%

Fluid Power's end markets showed no growth in 2002 compared to 2001, with North American fluid power industry shipments down about 2%, commercial aerospace markets off about 17%, and defense aerospace markets up by 27%.

In spite of general weakness in end markets, operating profit in 2002 was higher than 2001, primarily the result of the benefits of aggressive restructuring actions taken to resize this business in prior periods. Restructuring charges recognized in 2002 were $26 compared to $22 in 2001. Operating profit of Fluid Power in 2002 represented a return on sales of 7.6%, which was reduced by 1.1% due to restructuring charges, compared to 7.3% in 2001, which was reduced by .9% due to restructuring charges.

During second quarter 2002, Eaton purchased the remaining 40% interest in its hydraulics systems joint venture company, Jining Eaton Hydraulics Company, Ltd., located in Jining, China.

In 2002, the Company announced it had been selected to receive $84 in business as a result of the U.S. Air Force's decision to purchase an additional 60 C-17 cargo aircraft in 2004 through 2007. During 2002, Eaton also announced a multi-year contract with Airbus to provide products for hydraulic fluid conveyance in the new Airbus 380, the world's largest commercial aircraft. The contract has potential revenue of $70 over the next 20 years. This was the second contract awarded to the Company for the A380, with the combined contracts expected to generate revenues of approximately $270 over the next 20 years. Additionally, during 2002, the Company was awarded a multi-year contract by BMW to provide fluid hose assemblies for two major automobile production models. This contract is expected to have revenues in excess of $150 over the next six years.

Electrical

	2002	2001	Decrease
Net sales	$1,993	$2,199	(9%)
Operating profit	149	163	(9%)

Sales for Electrical in 2002 were down 9%, but only down 7% after adjusting for the impact of selling the Navy Controls business at the start of third quarter 2002. End markets for the electrical business weakened during the year, with an estimated 9% decline in the North American markets for this business compared to 2001. The long-cycle, large-project portion of this business, which is tied to commercial construction, continued to soften during the year.

The decline in operating profit was primarily the result of declining sales volume due to weak market conditions in most of the sectors this segment serves and the effects of product mix. Restructuring charges recorded in 2002 were $16 compared to $30 in 2001. Operating profit of Electrical in 2002 represented a return on sales of 7.5%, which was reduced by .8% due to restructuring charges, compared to 7.4% in 2001, which was reduced by 1.4% due to restructuring charges.

During second quarter 2002, Electrical announced the formation of its new Performance Power Solutions organization, created to expand the Company's position in the power quality and assurance market.

Automotive

	2002	2001	Increase
Net sales	$1,594	$1,479	8%
Operating profit	225	194	16%

Automotive's continued strong performance was due to sales growth that considerably outpaced its end markets. Compared to 2001, NAFTA automotive production was up 6% to 16.7 million units, while European production decreased 2% to 18.0 million units. The heavy investments Eaton has made in new product development over the last several years delivered strong results, as this segment has been able to accelerate the pace of new product introductions and gain market share.

The increase in operating profit was primarily the result of the increase in sales during 2002. The segment recorded $1 of restructuring charges in 2002 while none were recorded in 2001. Operating profit of Automotive in 2002 represented a return on sales of 14.1%, which was reduced by .1% due to restructuring charges, compared to 13.1% in 2001.

In 2002, Eaton announced the acquisition, from McLaren Performance Technologies, of the technology, trademarks, and engineering assets related to the Gerodisc™ product line. The addition of this product line to the Company's existing products broadens the product range sold to the light-duty automotive differential market. During the year, the Company also increased its investment to 49% in Cyltec, an associate company that manufactures cylinder heads for the light vehicle market in North America. In late 2002, Eaton won a contract from the Chrysler Group to provide electronic differentials for the front and rear axles of a future vehicle platform.

Progress was made in growing Eaton's supercharger business in 2002. Delivery began in 2002 of a high-efficiency supercharger for use with the new M-271 engine program of Mercedes. The Company is providing superchargers, intake and exhaust valves, roller rocker arms and lash adjusters for the M-271 program.

Truck

	2002	2001	Increase
Net sales	$1,166	$1,029	13%
Operating profit (loss)	90	(64)	–

In Truck, sales in the North American heavy-duty truck market were higher in the second and third quarters of 2002 than 2001, spurred by purchases of heavy-duty trucks in North America in advance of new engine emission requirements effective in fourth quarter 2002. NAFTA heavy-duty truck production was up 24% in 2002 to 181,000 units, NAFTA medium-duty truck production was flat, European truck production was down 6%, and South American production decreased by 12%.

The positive impact of the extensive restructuring actions in this segment over the last two years can be seen in the $115 of increased profit before restructuring costs in 2002 on increased sales of $137. Restructuring charges recorded in 2002 were $16 compared to $55 in 2001. Operating profit of Truck in 2002 represented a return on sales of 7.7%, which was reduced by 1.4% due to restructuring charges.

During 2002, Eaton announced two new contracts in South America with Volvo and AGCO to supply transmissions for heavy-duty trucks and farm tractors. These contracts are expected to generate more than $190 of sales over the next eight years.

Corporate

Results for 2002 were impacted favorably by the adoption of SFAS No. 142, which ceased the amortization of goodwill and indefinite life intangible assets recorded in connection with current and previous business acquisitions. This accounting change resulted in a $73 reduction in amortization expense in 2002 compared to 2001.

Net interest expense of $104 in 2002 decreased by $38 compared to 2001. The decrease was primarily related to the reduction in debt of $352 from the end of 2001 to the end of 2002, as well as a reduction of interest rates in 2002.

Corporate expense-net was $143 in 2002 compared to $29 in 2001. The increase was primarily the result of increased pension expense and other postretirement benefit expense of $57 in 2002 compared to 2001. This increase was due to the effect of the decline over the last several years in the market value of equity investments held by Eaton's pension plan, coupled with lower discount rates associated with determining pension and other postretirement benefit liabilities. The increase also reflected other corporate expenses including profits owed to minority interests in subsidiaries, foreign currency costs, environmental and legal costs, as well as other accruals.

Quarterly Data

(Unaudited)	Quarter ended in 2003 Dec. 31	Sept. 30	June 30	Mar. 31	Quarter ended in 2002 Dec. 31	Sept. 30	June 30	Mar. 31
(Millions except for per share data)								
Net sales	$2,083	$2,026	$2,027	$1,925	$1,775	$1,830	$1,881	$1,723
Gross margin	578	547	529	510	469	514	517	437
Percent of sales	28%	27%	26%	26%	26%	28%	27%	25%
Income before income taxes	145	142	122	99	92	132	127	48
Net income	114	107	93	72	67	93	88	33
Net income per Common Share								
Assuming dilution	$ .72	$ .69	$ .64	$ .50	$ .47	$ .65	$ .61	$ .23
Basic	.74	.70	.64	.51	.48	.66	.62	.24
Cash dividends paid per Common Share	$ .24	$ .24	$ .22	$ .22	$ .22	$ .22	$ .22	$ .22
Market price per Common Share								
High	$54.70	$47.72	$42.60	$40.50	$40.15	$36.97	$43.56	$41.99
Low	44.58	38.74	34.70	33.01	29.55	29.92	34.53	32.95

Net income per Common Share, average number of shares outstanding, cash dividends paid per share and market price per share have been restated to give effect to the two-for-one stock split effective February 23, 2004.

Eight-Year Consolidated Financial Summary

(Millions except for per share data)	2003	2002	2001	2000	1999	1998	1997	1996
Continuing operations								
Net sales	$8,061	$7,209	$7,299	$8,309	$8,005	$6,358	$7,104	$6,515
Income before income taxes	508	399	278	552	943	616	730	428
Income after income taxes	386	281	169	363	603	430	526	305
Percent of net sales	4.8%	3.9%	2.3%	4.4%	7.5%	6.7%	7.4%	4.7%
Extraordinary item–redemption of debentures							(54)	
Income (loss) from discontinued operations				90	14	(81)	(62)	44
Net income	$ 386	$ 281	$ 169	$ 453	$ 617	$ 349	$ 410	$ 349
Net income per Common Share assuming dilution								
Continuing operations	$ 2.56	$ 1.96	$ 1.20	$ 2.50	$ 4.08	$ 2.96	$ 3.36	$ 1.94
Extraordinary item							(.35)	
Discontinued operations				.62	.10	(.56)	(.39)	.29
	$ 2.56	$ 1.96	$ 1.20	$ 3.12	$ 4.18	$ 2.40	$ 2.62	$ 2.23
Average number of Common Shares outstanding	150.5	143.4	141.0	145.2	147.4	145.4	156.4	156.4
Net income per Common Share basic								
Continuing operations	$ 2.61	$ 1.99	$ 1.22	$ 2.53	$ 4.16	$ 3.01	$ 3.42	$ 1.96
Extraordinary item							(.35)	
Discontinued operations				.63	.10	(.56)	(.40)	.29
	$ 2.61	$ 1.99	$ 1.22	$ 3.16	$ 4.26	$ 2.45	$ 2.67	$ 2.25
Average number of Common Shares outstanding	147.9	141.2	138.8	143.6	145.0	142.8	153.6	154.8
Cash dividends paid per Common Share	$ .92	$ .88	$ .88	$ .88	$ .88	$ .88	$ .86	$ .80
Total assets	$8,223	$7,138	$7,646	$8,180	$8,342	$5,570	$5,497	$5,290
Long-term debt	1,651	1,887	2,252	2,447	1,915	1,191	1,272	1,062
Total debt	1,953	2,088	2,440	3,004	2,885	1,524	1,376	1,092
Shareholders' equity	3,117	2,302	2,475	2,410	2,624	2,057	2,071	2,160
Shareholders' equity per Common Share	$20.37	$16.30	$17.80	$17.64	$17.72	$14.34	$13.86	$14.00
Common Shares outstanding	153.0	141.2	139.0	136.6	148.0	143.4	149.4	154.2

Net income per Common Share, average number of shares outstanding, cash dividends paid per share and shares outstanding have been restated to give effect to the two-for-one stock split effective February 23, 2004.

Directors

Michael J. Critelli
Chairman and Chief Executive Officer, Pitney Bowes Inc., Stamford, CT, a provider of messaging and advanced business communications solutions

Alexander M. Cutler
Chairman and Chief Executive Officer; President, Eaton Corporation, Cleveland, OH, a diversified industrial manufacturer

Ernie Green
President and Chief Executive Officer, EGI, Inc., Dayton, OH, a manufacturer of automotive components

Ned C. Lautenbach
Partner, Clayton, Dubilier & Rice, Inc., New York, NY, a private equity investment firm specializing in management buyouts

Deborah L. McCoy
Senior Vice President, Flight Operations, Continental Airlines, Inc., Houston, TX, a commercial airline

John R. Miller
Retired oil industry executive, whose career began with The Standard Oil Company, Cleveland, OH, an integrated domestic petroleum company, where he ultimately served as President and Chief Operating Officer

Gregory R. Page
President and Chief Operating Officer, Cargill, Incorporated, Minneapolis, MN, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services

Kiran M. Patel
Executive Vice President and Chief Financial Officer, Solectron Corporation, Milpitas, CA, a provider of electronics manufacturing services

Victor A. Pelson
Senior Advisor to UBS Securities LLC, New York, NY, investment bankers. Former Executive Vice President, Chairman of the Global Operations Team and Director, AT&T, Basking Ridge, NJ, providers of telecommunications

Gary L. Tooker
Independent consultant. Former Chairman of the Board, Chief Executive Officer and Director, Motorola, Inc., Schaumburg, IL, a manufacturer of electronics equipment

Board Committees

Audit Committee
Victor A. Pelson, Chairman
Deborah L. McCoy
John R. Miller
Kiran M. Patel

Compensation and Organization Committee
Gary L. Tooker, Chairman
Michael J. Critelli
Ernie Green
Ned C. Lautenbach
Gregory R. Page

Finance Committee
Ned C. Lautenbach, Chairman
John R. Miller
Gregory R. Page
Victor A. Pelson
Gary L. Tooker

Governance Committee
Ernie Green, Chairman
Michael J. Critelli
Deborah L. McCoy
John R. Miller
Kiran M. Patel

Executive Committee
Alexander M. Cutler, Chairman, 12-month term

Each non-employee director serves a four-month term:

April 24, 2003 to August 31, 2003:
Michael J. Critelli
Ernie Green
Gregory R. Page

September 1, 2003 to December 31, 2003:
Ned C. Lautenbach
Kiran M. Patel
Victor A. Pelson

January 1, 2004 to April 28, 2004:
Deborah L. McCoy
John R. Miller
Gary L. Tooker

Elected Officers

Alexander M. Cutler
Chairman and Chief Executive Officer; President

Richard H. Fearon
Executive Vice President–Chief Financial and Planning Officer

Craig Arnold
Senior Vice President and Group Executive–Fluid Power

Stephen M. Buente
Senior Vice President and Group Executive–Automotive

Randy W. Carson
Senior Vice President and Group Executive–Electrical

James E. Sweetnam
Senior Vice President and Group Executive–Truck

Kristen M. Bihary
Vice President–Communications

Susan J. Cook
Vice President–Human Resources

Earl R. Franklin
Vice President and Secretary

Thomas S. Gross
Vice President–Eaton Business System

J. Robert Horst
Vice President and General Counsel

John S. Mitchell
Vice President–Taxes

Robert E. Parmenter
Vice President and Treasurer

Billie K. Rawot
Vice President and Controller

Robert L. Sell
Vice President–Chief Information Officer

Ken D. Semelsberger
Vice President–Strategic Planning

Appointed Officers

Alfonso Acevedo
Vice President–Automotive Fluid Connectors Operations

Siisi Adu-Gyamfi
Vice President–Marketing

Craig A. Black
Vice President and Chief Technology Officer

Donald H. Bullock
Vice President–Asia/Pacific

Arnaldo Comisso
Vice President–Latin America

W. Barry Doggett
Vice President–Public and Community Affairs

William C. Hartman
Vice President–Investor Relations

Ulf Henriksson
Vice President–Hydraulics Operations

Laurence M. Iwan
Vice President–Engine Air Management Operations

Scott L. King
Vice President–Automotive Sales and Marketing

Jean-Pierre Lacombe
Vice President–Europe

James L. Mason
Vice President–Community Initiatives

J. Kevin McLean
Vice President–Electrical Global Sales and Solutions

Bradley Morton
Vice President–Aerospace Operations

George T. Nguyen
Vice President–Heavy-Duty Transmissions Operations

Joseph P. Palchak
Vice President–Powertrain and Specialty Controls Operations

David D. Renz
Vice President–Truck Sales and Marketing

Jeffrey L. Romig
Vice President–Supply Chain Management

William R. VanArsdale
Vice President–Electrical Components Operations

Jerry R. Whitaker
Vice President–Power and Control Systems Operations

As of March 1, 2004

Shareholder Information

Address
Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
216.523.5000
www.eaton.com

Annual Meeting
The company's 2004 annual meeting of shareholders will be held at 10:30 a.m., Eastern Time, on Wednesday, April 28, 2004, at The Forum Conference and Education Center, One Cleveland Center, 1375 East Ninth Street, Cleveland, OH. Formal notice of the meeting, a proxy statement and proxy form will be mailed to each shareholder of record on or about March 19, 2004.

Annual Report on Form 10-K and Other Financial Reports
Any shareholder may, upon written request to the Investor Relations Office, obtain without charge a copy of Eaton's Annual Report on Form 10-K for 2003 as filed with the Securities and Exchange Commission. The report will be available after March 15, 2004. The Annual Report on Form 10-K and other public financial reports are also available on Eaton's Web site at www.eaton.com.

Interactive Annual Report to Shareholders
Eaton Corporation's 2003 Annual Report to Shareholders is available online in an interactive format at www.eaton.com/annualreport.

Quarterly Financial Releases
Eaton's financial results are available approximately two weeks after the end of each quarter through Eaton Corporation Shareholder Direct, 888.EATON11 (888.328.6611), and on Eaton's Web site at www.eaton.com.

Common Shares
Listed for trading: New York, Chicago and Pacific stock exchanges (Ticker Symbol: ETN)

Transfer Agent, Registrar, Dividend Disbursing Agent and Dividend Reinvestment Agent
EquiServe Trust Company, N.A.
First Class/Registered Mail: P.O. Box 43069, Providence, RI 02940-3069
Courier Packages: 150 Royall Street, Canton, MA 02021
800.446.2617
TDD: 201.222.4955 (hearing impaired within U.S.)
201.676.2692 (hearing impaired outside U.S.)
EquiServe may also be contacted via its Web site at www.equiserve.com.

Dividend Reinvestment Plan
A dividend reinvestment plan is available at no charge to record holders of Eaton Common Shares. Through the plan, record holders may buy additional shares by reinvesting their cash dividends or investing additional cash up to $60,000 per year. Interested shareholders of record should contact EquiServe Trust Company, N.A., shown above.

Direct Deposit of Dividends
Shareholders of record may have their dividends directly deposited to their bank accounts. Interested shareholders of record should contact EquiServe Trust Company, N.A., shown above.

Investor Relations Contact
Investor inquiries may be directed to Eaton at 888.328.6647.

Charitable Contributions
A report of Eaton's charitable contributions is available upon written request to the Office of Public and Community Affairs at the Eaton Corporation address shown above.

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Eaton Corporation
Eaton Center
1111 Superior Avenue
Cleveland, OH 44114-2584
216.523.5000
www.eaton.com